EXHIBIT 13.3

OUR BUSINESS

Cascades Inc. is a paper and packaging company that produces, converts and sells packaging and tissue products composed primarily of recycled fibres. Established in 1964 in Kingsey Falls, Québec, the company was founded by the Lemaire brothers, who saw the economic and social potential of building a company focused primarily on the sustainable development principles of reusing, recovering and recycling. More than fifty years later, Cascades is a multinational business with close to 90 operating facilities1 and nearly 11,000 employees across Canada, the United States and Europe. The Corporation currently operates four business segments:

(Business segments)	Number of Facilities[1]	2016 Sales[2] (in M$)	2016 Adjusted OIBD[2] (in M$)	2016 Adjusted OIBD Margin (%)
PACKAGING PRODUCTS
Containerboard	24	1,370	216	16%
Boxboard Europe[3]	6	796	53	7%
Specialty Products	38	620	65	10%
TISSUE PAPERS	20	1,305	150	11%

BUSINESS DRIVERS

Cascades' results may be impacted by fluctuations in the following:

SALES	COSTS
- Selling prices	- Energy prices, mainly electricity and natural gas
- Demand for packaging products and tissue papers, mainly made of recycled fibres	- Fibre prices and availability (recycled papers, virgin pulp and woodchips) and production recipes
- Foreign exchange rates	- Foreign exchange rates
- Population growth	- Labour
- Industrial production	- Freight
- Product mix, substitution and innovation	- Chemical product prices
- Capacity utilization rates and production downtime

EXCHANGE RATES	ENERGY COSTS

The average value of the Canadian dollar declined by 4% and 3% in 2016 against the US dollar and the euro, respectively, compared to 2015.	The average price of natural gas decreased 8% in 2016 compared to the previous year. In the case of crude oil, the average price was 15% lower in 2016 than in 2015.

1 Including associates and joint ventures.

2 Excluding associates and joint ventures not included in consolidated results. Refer to Note 9 of the 2016 audited consolidated financial statements for more informations on associates and joint ventures.

3 Via our 57.7% equity ownership in Reno de Medici S.p.A., a public company traded on the Milan and Madrid stock exchanges.

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HISTORICAL MARKET PRICES OF MAIN PRODUCTS AND RAW MATERIAL

	2015					2016					2016 vs. 2015
These indices should only be used as trend indicators; they may differ from our actual selling prices and purchasing costs.	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year	Change	%
Selling prices (average)
PACKAGING PRODUCTS
Containerboard (US$/short ton)
Linerboard 42-lb. unbleached kraft, Eastern US (open market)	630	630	630	630	630	615	615	615	655	625	(5)	(1)%
Corrugating medium 26-lb. semichemical, Eastern US (open market)	563	560	560	545	557	518	515	505	540	520	(37)	(7)%
Boxboard Europe (euro/metric ton)
Recycled white-lined chipboard (WLC) index [1]	656	658	679	676	667	664	659	652	649	656	(11)	(2)%
Virgin coated duplex boxboard (FBB) index [2]	1,061	1,061	1,061	1,061	1,061	1,049	1,044	1,043	1,043	1,045	(16)	(2)%
Specialty Products (US$/short ton)
Uncoated recycled boxboard - 20-pt. bending chip (transaction)	700	700	700	735	709	735	725	725	715	725	16	2%
TISSUE PAPERS (US$/short ton)
Parent rolls, recycled fibres (transaction)	955	979	994	1,013	985	1,016	1,012	1,017	1,008	1,013	28	3%
Parent rolls, virgin fibres (transaction)	1,228	1,244	1,259	1,279	1,252	1,273	1,273	1,287	1,287	1,280	28	2%

Raw material prices (average)
RECYCLED PAPER
North America (US$/short ton)
Special news, No. 8 (ONP - Northeast average)	59	58	58	58	58	58	63	76	78	69	11	19%
Old corrugated containers, No. 11 (OCC - Northeast average)	81	78	88	86	83	83	88	101	102	93	10	12%
Sorted office papers, No. 37 (SOP - Northeast average)	158	155	150	137	150	138	142	153	168	150	—	—
Europe (euro/metric ton)
Recovered paper index [3]	106	116	123	117	115	115	124	135	134	127	12	10%
VIRGIN PULP (US$/metric ton)
Northern bleached softwood kraft, Canada	995	980	967	945	972	943	980	998	992	978	6	1%
Bleached hardwood kraft, mixed, Canada/US	843	873	880	880	869	873	847	842	825	847	(22)	(3)%

Source: RISI and Cascades.

1 The Cascades Recycled White-Lined Chipboard Selling Price Index is based on published indices and represents an approximation of Cascades' recycled-grade selling prices in Europe. It is weighted by country and has been rebalanced as at January 1, 2016.

2 The Cascades Virgin Coated Duplex Boxboard Selling Price Index is based on published indices and represents an approximation of Cascades' virgin-grade selling prices in Europe. It is weighted by country and has been rebalanced as at January 1, 2016.

3 The Cascades Recovered Paper Index is based on published indices and represents an approximation of Cascades' recovered paper purchase prices in Europe. It is weighted by country, based on the recycled fibre supply mix and has been rebalanced as at January 1, 2016.

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MANAGEMENT'S DISCUSSION & ANALYSIS

FINANCIAL OVERVIEW - 2015

Led by prior year efforts and initiatives, our 2015 operating results were the highest ever achieved on a comparable asset base, as operations benefited from favourable exchange rates, higher volumes and lower fibre costs. The first two quarters were challenging for our Tissue Papers Group activities given the ramp-up of two new sites in the U.S., destocking efforts and production downtimes for equipment maintenance and upgrades. However, this sector showed solid results in the second half of the year as sales and operational improvement initiatives led to better profit margins. Our Containerboard Packaging Group improved its results with higher average selling prices and lower fibre costs, and a positive contribution from the Greenpac mill, which continued to improve its performance. Profitability from our Boxboard Europe Group decreased, mainly due to higher raw material costs, while our Specialty Products Group achieved strong results compared to the prior year as a result of lower fibre costs and a favourable currency impact.

FINANCIAL OVERVIEW - 2016

The Corporation's 2016 financial results reflect sales and operating results growth in the Tissue Group and the Specialty Products Group, in addition to increased sales in the Containerboard Packaging Group. This was offset by higher corporate costs, related to the implementation of our ERP system and other business process optimization initiatives, lower contribution from the Boxboard Europe division due to the persistent challenging market environment, and reduced contribution from the Containerboard Packaging Group attributable to higher production and raw material costs.

Sales increased by 4%, or $140 million, to $4,001 million in 2016, compared to $3,861 million in 2015. The 4% and 3% average depreciation of the Canadian dollar against the U.S. dollar and the euro, respectively, largely explains this increase. Higher volumes in all of our North American sectors also increased sales in 2016 compared to 2015. As well, the favourable impact of average selling prices in our containerboard and tissue papers activities more than offset the decrease in other segments, which also contributed to the increase in sales.

The following graphics show the breakdown of sales, before inter-segment eliminations, and adjusted operating income before depreciation and amortization by business segment:

SALES BREAKDOWN[1]	ADJUSTED OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION BREAKDOWN[2]

1 Excluding inter-segment sales and Corporate activities.

2 Excluding Corporate activities. Please refer to ''Supplemental Information on Non-IFRS Measures'' for a complete reconciliation.

For the full year 2016, the Corporation posted net earnings of $135 million, or $1.42 per common share, compared to a net loss of $65 million, or $0.69 per common share in 2015. On an adjusted basis, discussed in detail on pages 38 to 40, the Corporation generated net earnings of $114 million during 2016, or $1.21 per common share, compared to net earnings of $112 million or $1.18 per common share in 2015. The Corporation recorded an operating income of $221 million during the year, compared to $153 million in 2015. On an adjusted basis, operating income stood at $211 million during the year, compared to $236 million in 2015 (see the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these amounts).

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The $2.11 increase in our net earnings per share in 2016 compared to 2015, can be explained by the following factors:

(in Canadian dollars)
Change in specific items (see reconciliation in Supplemental information on non-IFRS measures on page 41)	$2.08
Change in net earnings from continuing operations normalized at a 30% income tax rate	$(0.16)
Change in tax provision - Other items (see other items analysis on page 58)	$0.05
Change in share of results of associates and joint ventures - net of income taxes - and change in non-controlling interests	$0.13
Change in net earnings from discontinued operations - net of income taxes	$0.01
Increase in net earnings per share	$2.11

FORWARD-LOOKING STATEMENTS AND SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

The following document is the quarterly financial report and Management’s Discussion and Analysis (“MD&A”) of the operating results and financial position of Cascades Inc. (“Cascades” or “the Corporation”), and should be read in conjunction with the Corporation's consolidated financial statements and accompanying notes for the years ended December 31, 2016 and 2015. Information contained herein includes any significant developments as at March 1, 2017, the date on which the MD&A was approved by the Corporation’s Board of Directors. For additional information, readers are referred to the Corporation’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Corporation is also available on SEDAR at www.sedar.com.

This MD&A is intended to provide readers with information that Management believes is necessary for an understanding of Cascades' current results and to assess the Corporation's future prospects. Consequently, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation, based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, prices and availability of raw material, changes in relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. Cascades disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable securities regulations. This MD&A also includes price indices, as well as variance and sensitivity analysis that are intended to provide the reader with a better understanding of the trends with respect to our business activities. These items are based on the best estimates available to the Corporation.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise specified. Unless otherwise specified or if required by context, the terms “we”, “our” and “us” refer to Cascades Inc. and all of its subsidiaries, joint ventures and associates. The financial information included in this analysis also contains certain data that are not performance measures under IFRS (“non-IFRS measures”). For example, the Corporation uses net debt, working capital and working capital as a percentage of sales, return on capital employed, consolidated return on assets, operating income, operating income before depreciation and amortization (OIBD) as these are the measures used by Management to assess the operating and financial performance of the Corporation's operating segments. Moreover, we believe that OIBD is a measure often used by investors to assess a corporation's operating performance and its ability to meet debt service requirements. OIBD has limitations as an analytical tool, and should not be considered on its own or as a substitute for an analysis of our results as reported under IFRS. These limitations include the following:

•	OIBD excludes certain income tax payments that may represent a decline in available liquidity.

•	OIBD does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments.

•	OIBD does not reflect changes in, or cash requirements for, our working capital needs.

•	OIBD does not reflect the interest expense, or the cash requirements needed to service interest and principal payments on our debt.

•	Although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBD does not reflect any cash requirements for such replacements.

Due to these limitations, OIBD should not be used as a substitute for net earnings or cash flow from operating activities from continuing operations as determined in accordance with IFRS, nor is it necessarily indicative of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definitions of OIBD may differ from those of other corporations. Any such modification or reformulation may be significant. A reconciliation of OIBD to net earnings and a reconciliation of OIBD to net cash flow from operating activities from continuing operations, which we believe to be the closest IFRS performance and liquidity measure to OIBD, is outlined in “Supplemental Information on Non-IFRS Measures” section.

To provide more information for evaluating the Corporation's performance, OIBD, operating income, net earnings, share of results of associates and joint ventures and cash flow from operating activities from continuing operations are also calculated on an adjusted basis, which excludes specific items such as charges for (reversals of) impairment of assets, restructuring gains or costs, loss on refinancing of long-term debt, some deferred tax assets provisions or reversals, premiums paid on long-term debt refinancing, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt, specific items of discontinued operations and other significant items of an unusual or non-recurring nature. Although we consider these items to be less relevant to evaluating our performance, some of them may arise in the future and may reduce the cash available to us. Our definition of specific items may differ from those of other corporations.

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SENSITIVITY TABLE1

The following table provides a quantitative estimate of the impact of potential changes in the prices of our main products, the costs of certain raw material, energy and the exchange rates on Cascades’ annual OIBD assuming, for each price change, that all other variables remain constant. Estimates are based on Cascades’ 2016 manufacturing and converting external shipments and consumption quantities. It is important to note that this table does not consider the Corporations' use of hedging instruments for risk management. These hedging policies and portfolios (see the “Risk Factors” section) should also be considered in order to fully analyze the Corporation’s sensitivity to the highlighted factors.

Potential indirect sensitivity to the CAN$/US$ exchange rate is not considered in this table. Some of Cascades’ selling prices and raw material costs in Canada are based on U.S. dollar reference prices and costs that are then converted into Canadian dollars. Consequently, fluctuations in the exchange rate may have a direct impact on the value of sales and purchases of Canadian facilities in Canada. However, because it is difficult to measure the precise impact of this fluctuation, we do not take it into consideration in the following table. The impact of the exchange rate on the working capital items and cash positions denominated in currencies other than CAN$ at the Corporations' Canadian units is also excluded. Fluctuations in foreign exchange rates may also impact the translation of the results of our non-Canadian units into CAN$.

	SHIPMENTS/CONSUMPTION ('000 SHORT TONS, '000 MMBTU FOR NATURAL GAS)	INCREASE	OIBD IMPACT (IN MILLIONS OF CAN$)
SELLING PRICE (MANUFACTURING AND CONVERTING)[2]
North America
Containerboard	1,140	US$25/s.t.	38
Tissue Papers	610	US$25/s.t.	20
	1,750		58
Europe
Boxboard	1,070	€25/s.t.	39
	2,820		97
RAW MATERIAL[2]
Recycled Papers
North America
Brown grades (OCC and others)	1,050	US$15/s.t.	(21)
Groundwood grades (ONP and others)	60	US$15/s.t.	(1)
White grades (SOP and others)	550	US$15/s.t.	(11)
	1,660		(33)
Europe
Brown grades (OCC and others)	760	€15/s.t.	(17)
Groundwood grades (ONP and others)	160	€15/s.t.	(4)
White grades (SOP and others)	60	€15/s.t.	(1)
	980		(22)
	2,640		(55)
Virgin pulp
North America	150	US$30/s.t.	(6)
Europe	70	€30/s.t.	(3)
	220		(9)
Natural gas
North America	8,600	US1.00/mmBtu	(11)
Europe	4,600	€1.00/mmBtu	(7)
	13,200		(18)
Exchange rate[3]
Sales less purchases in US$ from Canadian operations		CAN$/US$ 0.01 change	2
U.S. subsidiaries translation		CAN$/US$ 0.01 change	1
European subsidiaries translation		CAN$/€ 0.02 change	1

1 Sensitivity calculated according to 2016 volumes or consumption, excluding discontinued operations, with an exchange rate of CAN$/US$ 1.33 and CAN$/€ 1.47, excluding hedging programs and the impact of related expenses such as discounts, commissions on sales and profit-sharing.

2 Based on 2016 external manufacturing and converting shipments, as well as fibre and pulp consumption. Including purchases from our subsidiary Cascades Recovery.

3 As an example, from CAN$/US$ 1.33 to CAN$/US$ 1.34 and from CAN$/€ 1.47 to CAN$/€ 1.49.

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KEY PERFORMANCE INDICATORS

We use several key performance indicators to monitor our action plan and analyze the progress we are making toward achieving our long-term objectives. These include the following:

	2014	2015					2016
	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL
OPERATIONAL
Total shipments (in '000 s.t.)[1]
Packaging Products
Containerboard	1,104	268	282	296	268	1,114	277	284	294	283	1,138
Boxboard Europe	1,093	296	286	266	263	1,111	278	267	258	263	1,066
Specialty Products2	160	41	44	45	40	170	45	48	48	46	187
	2,357	605	612	607	571	2,395	600	599	600	592	2,391
Tissue Papers	567	136	154	162	146	598	143	158	163	144	608
Total	2,924	741	766	769	717	2,993	743	757	763	736	2,999

Integration rate[3]
Containerboard	52%	51%	49%	50%	54%	51%	52%	53%	54%	51%	52%
Tissue Papers	70%	68%	64%	64%	70%	67%	70%	65%	65%	72%	68%

Manufacturing capacity utilization rate[4]
Packaging Products
Containerboard	91%	91%	91%	95%	89%	92%	93%	93%	96%	91%	93%
Boxboard Europe	95%	101%	97%	91%	89%	94%	97%	92%	89%	91%	92%
Tissue Papers	93%	83%	90%	94%	90%	89%	87%	89%	93%	83%	88%
Consolidated total	93%	93%	93%	93%	89%	92%	93%	91%	93%	89%	92%
FINANCIAL
Return on assets[5]
Packaging Products
Containerboard	13%	15%	16%	18%	19%	19%	19%	19%	18%	17%	17%
Boxboard Europe	10%	10%	10%	10%	10%	10%	10%	10%	9%	9%	9%
Specialty Products	13%	14%	14%	15%	17%	17%	18%	19%	19%	20%	20%
Tissue Papers	12%	11%	11%	12%	13%	13%	15%	17%	17%	16%	16%
Consolidated return on assets	9.4%	9.7%	10.0%	10.8%	11.2%	11.2%	11.6%	11.9%	11.1%	10.6%	10.6%
Return on capital employed[6]	4.1%	4.4%	4.8%	5.5%	5.6%	5.6%	5.9%	6.1%	5.4%	5.2%	5.2%

Working capital[7]
In millions of $, at end of period	379	409	428	472	406	406	456	475	460	326	326
As a % of sales8	12.3%	11.9%	11.6%	11.3%	11.3%	11.3%	11.3%	11.4%	11.3%	11.0%	11.0%

1 Shipments do not take into account the elimination of business sector inter-segment shipments.

2 Industrial Packaging shipments only.

3 Defined as: Percentage of manufacturing shipments transferred to our converting operations.

4 Defined as: Manufacturing internal and external shipments/practical capacity. Excluding discontinued operations and Specialty Products Group manufacturing activities.

5 Return on assets is a non-IFRS measure defined as the last twelve months' (“LTM”) adjusted OIBD/LTM quarterly average of total assets. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for discontinued operations.

6 Return on capital employed is a non-IFRS measure and is defined as the after-tax (30%) amount of the LTM adjusted operating income, including our share of core joint ventures, divided by the LTM quarterly average of capital employed. Capital employed is defined as the total assets less trade and other payables. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for assets of disposal group classified as held for sale. Starting in Q1 2015, it includes our investment in Greenpac on an LTM basis. Not adjusted for discontinued operations.

7 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables. Not adjusted for assets of a disposal group classified as held for sale. Not adjusted for discontinued operations.

8 % of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for assets of a disposal group classified as held for sale. Not adjusted for discontinued operations.

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HISTORICAL FINANCIAL INFORMATION

	2014	2015					2016
(in millions of Canadian dollars, unless otherwise noted)	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL
Sales
Packaging Products
Containerboard	1,181	300	322	353	326	1,301	336	342	356	336	1,370
Boxboard Europe	841	216	202	205	202	825	219	197	189	191	796
Specialty Products	568	135	146	151	147	579	149	157	158	156	620
Inter-segment sales	(49)	(12)	(13)	(15)	(15)	(55)	(15)	(14)	(16)	(16)	(61)
	2,541	639	657	694	660	2,650	689	682	687	667	2,725
Tissue Papers	1,054	274	299	341	322	1,236	320	324	342	319	1,305
Inter-segment sales and Corporate activities	(34)	(3)	(6)	(9)	(7)	(25)	(6)	(8)	(8)	(7)	(29)
Total	3,561	910	950	1,026	975	3,861	1,003	998	1,021	979	4,001
Operating income (loss)
Packaging Products
Containerboard	108	39	41	58	32	170	40	46	44	28	158
Boxboard Europe	29	9	9	5	(51)	(28)	8	7	1	3	19
Specialty Products	6	5	9	6	11	31	9	16	12	14	51
	143	53	59	69	(8)	173	57	69	57	45	228
Tissue Papers	48	2	10	30	22	64	19	18	26	12	75
Corporate activities	(54)	(27)	(8)	(22)	(27)	(84)	(3)	(22)	(33)	(24)	(82)
Total	137	28	61	77	(13)	153	73	65	50	33	221
Adjusted OIBD[1]
Packaging Products
Containerboard	164	52	55	68	56	231	55	60	58	43	216
Boxboard Europe	72	17	19	14	13	63	16	17	9	11	53
Specialty Products	40	10	14	18	16	58	14	16	18	17	65
	276	79	88	100	85	352	85	93	85	71	334
Tissue Papers	96	15	23	43	38	119	34	39	47	30	150
Corporate activities	(32)	(9)	(8)	(9)	(19)	(45)	(13)	(20)	(29)	(19)	(81)
Total	340	85	103	134	104	426	106	112	103	82	403
Net earnings (loss)	(147)	(35)	24	22	(76)	(65)	75	36	20	4	135
Adjusted[1]	20	17	24	49	22	112	34	35	30	15	114
Net earnings (loss) per common share (in dollars)
Basic	$(1.57)	$(0.37)	$0.25	$0.24	$(0.81)	$(0.69)	$0.79	$0.38	$0.21	$0.04	$1.42
Basic, adjusted[1]	$0.21	$0.18	$0.25	$0.52	$0.23	$1.18	$0.35	$0.38	$0.32	$0.16	$1.21
Net earnings (loss) from continuing operations per basic common share (in dollars)	$(0.68)	$(0.39)	$0.27	$0.24	$(0.82)	$(0.70)	$0.79	$0.38	$0.21	0.04	$1.42

Cash flow from operating activities from continuing operations (excluding changes in non-cash working capital components)	244	35	70	110	107	322	56	107	68	85	316

Net debt[2]	1,613	1,691	1,693	1,741	1,721	1,721	1,684	1,664	1,625	1,532	1,532

US$/CAN$ - Average rate	$0.91	$0.81	$0.81	$0.76	$0.75	$0.78	$0.73	$0.78	$0.77	$0.75	$0.75
US$/CAN$ End of period rate	$0.86	$0.79	$0.80	$0.75	$0.72	$0.72	$0.77	$0.77	$0.76	$0.74	$0.74
EURO€/CAN$ - Average rate	$0.68	$0.72	$0.74	$0.69	$0.68	$0.70	$0.66	$0.69	$0.69	$0.70	$0.68
EURO€/CAN$ End of period rate	$0.71	$0.73	$0.72	$0.67	$0.67	$0.67	$0.68	$0.70	$0.68	$0.71	$0.71
Natural Gas Henry Hub - US$/mmBtu	$4.42	$2.98	$2.64	$2.77	$2.27	$2.67	$2.09	$1.95	$2.80	$2.98	$2.46

Sources: Bloomberg and Cascades.

1 See “Forward-looking statements and supplemental information on non-IFRS measures” for more details.

2 Defined as total debt less cash and cash equivalents. Refer to ''Supplemental information on non-IFRS measures'' for a reconciliation of this amount for current and comparative periods.

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BUSINESS HIGHLIGHTS

From time to time, the Corporation enters into transactions to optimize its asset base and streamline its cost structure. The following transactions should be taken into consideration when reviewing the overall and segmented analysis of the Corporation's 2016 and 2015 results.

BUSINESS ACQUISITION, DISPOSAL AND CLOSURE

CONTAINERBOARD PACKAGING GROUP

•	On June 1, 2016, the Corporation announced the completion of a transaction with US-based company Rand-Whitney Container LLC for the acquisition of its plant in Newtown, Connecticut. In return, Cascades transferred equipment and the customer list from its Thompson plant, located in Connecticut, and paid US$12 million ($15 million) to Rand-Whitney.

•	On December 11, 2014, the Corporation announced that it had reached an agreement for the sale of its North American boxboard manufacturing and converting assets. The transaction was closed on February 4, 2015. Results and cash flows are classified as discontinued operations.

SPECIALTY PRODUCTS GROUP

•	On June 22, 2016, the Corporation announced the closure of its de-inked pulp mill located in Auburn, Maine. The plant closed on July 15, 2016.

TISSUE GROUP

•	On May 13, 2016, the Corporation decided to close the tissue papers converting operations in its Toronto, Ontario plant, in order to optimize its supply chain and to maximize its profitability. The Corporation transferred some of the assets to other facilities.

SIGNIFICANT FACTS AND DEVELOPMENTS

i. On June 30, 2016, the Corporation completed the transfer of its virgin fibre boxboard mill located in La Rochette, France, to its 57.7%-owned subsidiary Reno de Medici, for a consideration of €19 million ($27 million). The transaction combined the Corporation’s virgin and recycled boxboard activities in Europe. Apart from higher non-controlling interests after the closing, no impact was recorded on the Corporation’s financial statements, as both entities had been fully consolidated prior to the transaction.

ii. On June 16, 2016, the Corporation announced construction of a new tissue converting plant in Scappoose, Oregon. The total investment is planned to reach US$64 million ($83 million). The facility will house three new state-of-the-art converting lines that are scheduled for commissioning at the end of the first quarter of 2017. The plant will manufacture virgin and recycled bathroom tissue products and paper hand towels for the Cascades Pro (Away-From-Home) market. The plant will be supplied by the CorporatIons' tissue papers plant located 12 kilometers away in St. Helens, which is expected to generate synergies.

iii. On May 6, 2016, the Corporation announced that its associate company Greenpac, located in Niagara Falls, NY, successfully refinanced its debt. The debt package included a term loan and a revolving credit facility. The five-year agreement allows the mill to reduce its financing costs by approximately 225 basis points, increasing its flexibility to successfully address future market fluctuations.

iv. On November 27, 2015, the Corporation entered into an agreement to acquire the remaining 27% minority interest of Cascades Recovery that it did not previously own for a cash consideration of $32 million, payable over a 10-year period. This transaction consolidated the Corporations' leading position in the Canadian recovery and recycling sector.

v. On July 7, 2015, the Corporation entered into an agreement with its lenders to extend and amend its existing $750 million credit facility. The amendment extended the term of the facility to July 2019. The applicable pricing grid was slightly lowered to better reflect market conditions, while other existing financial conditions remained essentially unchanged.

vi. On May 19, 2015, the Corporation issued US$250 million ($305 million) in aggregate principal amount 5.75% senior notes due in 2023. The Corporation used the proceeds from this offering of notes to repurchase a total of US$250 million aggregate principal amount of 7.875% senior notes due in 2020 for a total consideration of US$250 million ($305 million). The Corporation also paid premiums of US$11 million ($13 million) to repurchase the 2020 notes as well as fees and expenses in connection with the offering and the tender offer totalling $5 million. The refinancing of these notes reduces future interest expense by approximately US$6 million annually.

8

SPECIFIC ITEMS INCLUDED IN OPERATING INCOME AND NET EARNINGS (LOSS)

The Corporation incurred some specific items during 2016 and 2015 that adversely or positively affected its operating results. We believe it is useful for readers to be aware of these items, as they provide a measure of performance with which to compare the Corporation's results between periods, notwithstanding these specific items.

The reconciliation of the specific items included in operating income (loss) by business segment is as follows:

	2016
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	158	19	51	75	(82)	221
Depreciation and amortization	56	32	20	64	20	192
Operating income (loss) before depreciation and amortization	214	51	71	139	(62)	413
Specific items:
Gain on acquisitions, disposals and others	—	—	(4)	—	—	(4)
Impairment charges (reversals)	2	—	(3)	4	—	3
Restructuring costs (gains)	(1)	2	1	7	—	9
Unrealized loss (gain) on financial instruments	1	—	—	—	(19)	(18)
	2	2	(6)	11	(19)	(10)
Adjusted operating income (loss) before depreciation and amortization	216	53	65	150	(81)	403
Adjusted operating income (loss)	160	21	45	86	(101)	211

	2015
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	170	(28)	31	64	(84)	153
Depreciation and amortization	63	34	21	55	17	190
Operating income (loss) before depreciation and amortization	233	6	52	119	(67)	343
Specific items :
Gain on acquisitions, disposals and others	(1)	—	—	—	—	(1)
Impairment charges	—	56	11	—	2	69
Restructuring costs (gains)	—	1	(5)	—	1	(3)
Unrealized loss (gain) on financial instruments	(1)	—	—	—	19	18
	(2)	57	6	—	22	83
Adjusted operating income (loss) before depreciation and amortization	231	63	58	119	(45)	426
Adjusted operating income (loss)	168	29	37	64	(62)	236

GAIN ON ACQUISITIONS, DISPOSALS AND OTHERS

The Corporation recorded the following gains during 2016 and 2015:

2016

In the fourth quarter, the Specialty Products Group recorded a $3 million gain on the sale of pieces of land of its former fine paper plant located in St-Jérôme, Québec. The Group also recorded a $3 million environmental provision related to plants in Québec, closed in previous years.

In the second quarter, the Specialty Products Group recorded a $4 million gain on the sale of assets following the closure of its de-inked pulp mill located in Auburn, Maine.

2015

In the third quarter, the Containerboard Packaging Group sold a warehouse in Québec City and recorded a $1 million gain.

9

IMPAIRMENT CHARGES AND RESTRUCTURING COSTS

The following impairment charges (reversals) and restructuring costs (gains) were recorded in 2016 and 2015:

2016

In the fourth quarter, the Specialty Products Group sold the building of its de-inked pulp mill located in Auburn, Maine, and recorded a $2 million reversal of impairment.

In the third quarter, the Tissue Group incurred $2 million of impairment charges related to the revaluation of some equipment following the closure of its Toronto converting plant in the second quarter. The Group also recorded a $3 million provision related to an onerous lease due to the closure.

In the second quarter, the Containerboard Packaging Group recorded a $1 million gain on the reversal of a provision for an onerous lease contract related to the restructuring of its Ontario converting activities in 2012. In the same quarter, the Group recorded a $2 million impairment charge on assets from the Connecticut converting plant that were not part of the transfer associated with the Rand-Whitney Newtown plant acquisition.

In the second quarter, the Boxboard Europe Group recorded $2 million of restructuring costs related to the reorganization of its activities following the transfer of the virgin fibre boxboard mill located in La Rochette, France, to the Corporation's partly-owned Reno de Medici subsidiary.

In the second quarter, the Specialty Products Group recorded $1 million of restructuring costs following the closure of its de-inked pulp mill located in Auburn, Maine. The Group also sold a piece of land related to a closed plant and recorded a $1 million reversal of impairment.

In the second quarter, the Tissue Group incurred $4 million of severance costs following the transfer of the Toronto plant converting operations to other Tissue Group sites. This transfer resulted in $2 million of impairment charges due to the revaluation of some equipment that was not transferred.

2015

In the fourth quarter, the Boxboard Europe Group reviewed the recoverable value of its virgin boxboard mill located in France and recorded impairment charges of $42 million on fixed assets and $11 million on spare parts. In 2015, the Group also recorded impairment charges of $3 million and a severance provision of $1 million related to plants that were closed over past years.

Also in the fourth quarter, Corporate activities reviewed the recoverable amount of a note receivable related to the sale of a plant in 2014 and recorded an impairment charge of $2 million.

In the third quarter, the Specialty Products Group reviewed the recoverable value of one of its plants and recorded impairment charges of $10 million on fixed assets and $1 million on spare parts.

In the third quarter, the Specialty Products Group proceeded with the legal restructuring of its Norcan Flexible Packaging subsidiary, which was owned at 62.1%. As a result of the restructuring, the Corporation now owns 100% of the net assets of this business through its Cascades Flexible Packaging subsidiary. The Corporation recorded a gain of $5 million on the extinguishment of some liabilities following the transaction (including $2 million attributable to non-controlling interest).

The Corporate activities segment incurred $1 million of severance costs in relation to the reorganization of its activities.

DERIVATIVE FINANCIAL INSTRUMENTS

In 2016, the Corporation recorded an unrealized gain of $18 million, compared to an unrealized loss of $18 million in 2015, on certain derivative financial instruments not designated for hedge accounting. The 2016 unrealized gain is mainly attributable to the reclassification of last year's unrealized loss on foreign exchange hedging contracts in 2016 unadjusted results as they were realized during the year (see note 27 of the 2016 audited consolidated financial statements for more details). The appreciation of the Canadian dollar at the beginning of 2016 also had a positive impact.

LOSS ON REFINANCING OF LONG-TERM DEBT

Following refinancing of the Corporation's 2020 unsecured senior notes during the second quarter of 2015, the Corporation recorded premiums of $13 million to repurchase and redeem notes prior to maturity. The Corporation similarly wrote off financing costs and discounts related to the redeemed notes for an amount totaling $6 million.

10

INTEREST RATE SWAPS

In 2016, the Corporation recorded an unrealized gain of $1 million on interest rate swaps which is included in financing expense, compared to an unrealized loss of $1 million in 2015.

FOREIGN EXCHANGE LOSS (GAIN) ON LONG-TERM DEBT AND FINANCIAL INSTRUMENTS

In 2016, the Corporation recorded a gain of $22 million on its US$-denominated debt and related financial instruments, compared to a loss of $91 million during 2015. This is composed of a gain of $13 million in 2016, compared to a loss of $76 million in 2015, on our US$-denominated long-term debt, net of our net investment hedges in the U.S. and Europe and forward exchange contracts designated as hedging instruments, if any. It also includes a gain of $9 million during the year, compared to a loss of $15 million in 2015, on foreign exchange forward contracts not designated for hedge accounting.

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

2016

On May 6, 2016, the Corporation announced that its associate company Greenpac, located in Niagara Falls, New York, successfully refinanced its debt. The Corporations' share of the fees related to this debt refinancing amounted to $7 million. In 2015, the Corporation also recorded its share of an unrealized gain of $1 million on certain derivative financial instruments not designated for hedge accounting.

2015

In September 2015, Boralex redeemed or converted all of its 6.75% convertible unsecured subordinated debentures. As a result, the Corporation's participation in Boralex decreased from 27.43% to 20.29%, which resulted in a dilution gain of $15 million for the Corporation.

In February 2015, Boralex acquired the non-controlling interests in Boralex Europe and became its sole shareholder. The $51 million amount paid over carrying value was accounted for by Boralex as a decrease in net assets and retained earnings. Our $14 million share of the decrease is recorded as a loss under share of results of associates and joint ventures in the consolidated statement of earnings.

In January 2015, Boralex proceeded with a public offering of common shares in order to fully repay a bridge loan in connection with its acquisition of Enel Green Power France SAS in December 2014. The Corporation's participation in Boralex decreased to 27.44%, compared to 34.23% as at December 31, 2014, which resulted in a dilution gain of $9 million for the Corporation.

In 2015, the Corporation reviewed the recoverable amount of some investments and recorded impairment charges of $2 million in the share of results of associates and joint ventures in the consolidated statement of earnings.

PROVISION FOR INCOME TAXES

2016

The Corporation recorded a $2 million income tax provision adjustment related to the sale of one of its businesses over the past years.

2015

The provision for income taxes included $18 million of deferred tax assets reversal following the impairment charge on our virgin boxboard mill in France.

DISCONTINUED OPERATIONS

2015

On December 11, 2014, the Containerboard Group announced that it had reached an agreement for the sale of its boxboard activities in North America to Graphic Packaging Holding Company. The sale was completed on February 4, 2015, and the Corporation received a payment of $46 million in the first quarter of 2015. A selling price adjustment of $8 million was agreed on, of which $6 million was paid during the year. The Corporation recorded a loss of $4 million. The Containerboard Group also recorded a $4 million gain in the first quarter on the reversal of a post-employment benefit liability, which was not part of the transaction, but settled as a consequence of the sale.

On June 30, 2014, we sold the fine papers activities of the Specialty Products Group to Les Entreprises Rolland, a subsidiary of H.I.G. Capital. The Corporation finalized the working capital selling price adjustment related to this transaction and recorded a $1 million gain in the second quarter of 2015 by reducing its final selling price adjustment provision to $2 million, which was paid during the third quarter. The Corporation also sold a piece of land which was not part of the transaction and recorded a $1 million reversal of impairment in the second quarter.

11

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Net earnings (loss), a performance measure defined by IFRS, is reconciled below with operating income, adjusted operating income and adjusted operating income before depreciation and amortization:

(in millions of Canadian dollars)	2016	2015
Net earnings (loss) attributable to Shareholders for the year	135	(65)
Net earnings attributable to non-controlling interests	2	9
Net earnings from discontinued operations	—	(1)
Provision for income taxes	45	40
Share of results of associates and joint ventures	(32)	(37)
Foreign exchange loss (gain) on long-term debt and financial instruments	(22)	91
Financing expense and interest expense on employee future benefits and loss on refinancing of long-term debt	93	116
Operating income	221	153
Specific items:
Gain on acquisitions, disposals and others	(4)	(1)
Impairment charges	3	69
Restructuring costs (gains)	9	(3)
Unrealized loss (gain) on derivative financial instruments	(18)	18
	(10)	83
Adjusted operating income	211	236
Depreciation and amortization	192	190
Adjusted operating income before depreciation and amortization	403	426

The following table reconciles net earnings (loss) and net earnings (loss) per common share, as per IFRS, with adjusted net earnings and adjusted net earnings per common share:

	NET EARNINGS (LOSS)		NET EARNINGS (LOSS) PER COMMON SHARE[1]
(in millions of Canadian dollars, except amount per common share)	2016	2015	2016	2015
As per IFRS	135	(65)	$1.42	$(0.69)
Specific items:
Gain on acquisitions, disposals and others	(4)	(1)	$(0.03)	$(0.01)
Impairment charges	3	69	$0.03	$0.67
Restructuring costs (gains)	9	(3)	$0.06	$(0.03)
Unrealized loss (gain) on derivative financial instruments	(18)	18	$(0.14)	$0.14
Loss on refinancing of long-term debt	—	19	—	$0.15
Unrealized loss (gain) on interest rate swaps	(1)	1	$(0.01)	$0.01
Foreign exchange loss (gain) on long-term debt and financial instruments	(22)	91	$(0.19)	$0.83
Share of results of associates and joint ventures	7	(9)	$0.05	$(0.07)
Included in discontinued operations, net of tax	—	(2)	—	$(0.02)
Tax effect on specific items, other tax adjustments and attributable to non-controlling interests1	5	(6)	$0.02	$0.20
	(21)	177	$(0.21)	$1.87
Adjusted	114	112	$1.21	$1.18

1 Specific amounts per common share are calculated on an after-tax basis and are net of the portion attributable to non-controlling interests. Per share amounts in line item ''Tax effect on specific items, other tax adjustments and attributable to non-controlling interests'' only include the effect of tax adjustments. The $0.02 impact in 2016 is related to an income tax provision adjustment on past years sale of assets. The $0.20 impact in 2015 is related to the $18 million deferred tax assets reversal following the revaluation of our virgin boxboard mill in France.

12

The following table reconciles cash flow from operating activities from continuing operations with operating income and operating income before depreciation and amortization:

(in millions of Canadian dollars)	2016	2015
Cash flow from operating activities from continuing operations	372	284
Changes in non-cash working capital components	(56)	38
Depreciation and amortization	(192)	(190)
Net income taxes paid (received)	(10)	14
Net financing expense paid	89	89
Premium paid on long-term debt refinancing	—	13
Gain on acquisitions, disposals and others	4	1
Impairment charges and restructuring costs	(4)	(64)
Unrealized gain (loss) on financial instruments	18	(18)
Dividend received, employee future benefits and others	—	(14)
Operating income	221	153
Depreciation and amortization	192	190
Operating income before depreciation and amortization	413	343

The following table reconciles cash flow from operating activities from continuing operations with cash flow from operating activities from continuing operations (excluding changes in non-cash working capital components) and adjusted cash flow from operating activities from continuing operations:

(in millions of Canadian dollars)	2016	2015
Cash flow from operating activities from continuing operations	372	284
Changes in non-cash working capital components	(56)	38
Cash flow from operating activities from continuing operations (excluding changes in non-cash working capital components)	316	322
Specific items, net of current income taxes if applicable:
Restructuring costs	8	2
Premium paid on long-term debt refinancing	—	13
Adjusted cash flow from operating activities from continuing operations	324	337

The following table reconciles total debt and net debt with the ratio of net debt to adjusted operating income before depreciation and amortization (adjusted OIBD):

(in millions of Canadian dollars)	December 31, 2016	December 31, 2015
Long-term debt	1,530	1,710
Current portion of long-term debt	36	34
Bank loans and advances	28	37
Total debt	1,594	1,781
Less: Cash and cash equivalents	62	60
Net debt	1,532	1,721
Adjusted OIBD	403	426
Net debt / Adjusted OIBD ratio	3.8	4.0

13

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2016, COMPARED TO THE YEAR ENDED DECEMBER 31, 2015

SALES

Sales increased by 4%, or $140 million, to $4,001 million in 2016, compared to $3,861 million in 2015. The 4% and 3% average depreciation of the Canadian dollar against the U.S. dollar and the euro, respectively, contributed $95 million to the increase. A strong performance from our recovery and recycling activities5 increased sales by $32 million compared to last year. Despite a decrease in shipments from our European boxboard activities, higher volumes from our three North American sectors contributed a total net amount of $12 million to sales compared to the prior year. Higher average selling prices in the tissue and containerboard segments more than offset the decrease in the Boxboard Europe Group, and had a net positive impact of $8 million on sales compared to last year.

Sales by geographic segment are as follows, along with the location of our plants and employees around the world:

Sales from (in %):	Sales to (in %):

Production units and sorting facilities (in %)[1]	Count of employees worldwide (in %)

1 Excluding sales offices, distribution and transportation hubs and corporate offices. Including the main associates and joint ventures.

OPERATING INCOME FROM CONTINUING OPERATIONS

The Corporation generated operating income of $221 million in 2016, $68 million higher than the $153 million reported in 2015. Specific items recorded in both years (please refer to the ''Specific Items Included in Operating Income and Net Earnings (loss)'' section for more details) increased operating income by $93 million, which was partly offset by a $25 million decrease in adjusted operating income. Adding to the benefit derived from increased sales, discussed above, were lower energy costs, which added $23 million to operating income. The 4% and 3% average depreciation of the Canadian dollar against the U.S. dollar and the euro, respectively, also added $7 million to operating income. Offsetting these benefits were higher corporate activities costs related to expenses associated with the implementation of our ERP system and business process optimization initiatives, and costs of $2 million stemming from a fire at our containerboard mill in Mississauga, Ontario. Variations in the mix of products sold in 2016, which generated higher sales, also resulted in corresponding higher production and logistics costs during the year, primarily in the containerboard and tissue papers segments.

14

Adjusted operating income was $211 million in 2016, compared to $236 million in 2015 (see the “Supplemental Information on Non-IFRS Measures” and ''Specific Items Included in Operating Income and Net Earnings (Loss)'' sections for reconciliations of these amounts).

The main variances in sales and operating income in 2016, compared to 2015, are shown below:

Sales ($M)	Operating income ($M)

1 Raw material: The impacts of these estimated costs are based on production costs per unit shipped externally or inter-segment, which are affected by yield, product mix changes, and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw material such as plastic and wood chips.

2 F/X CAN$: The estimated impact of the exchange rate is based on the Corporation's Canadian export sales less purchases, denominated in US$, that are impacted by exchange rate fluctuations, and by the translation of our non-Canadian subsidiaries OIBD into CAN$. It also includes the impact of exchange rate fluctuations on the Corporation's Canadian units in currency other than the CAN$ working capital items and cash positions, as well as our hedging transactions. It excludes indirect sensitivity (please refer to page 34 for further details).

3 Other costs: ''Other costs'' include the impact of variable and fixed costs based on production costs per unit shipped externally, which are affected by downtimes, efficiency and product mix changes.

4 OIBD: Adjusted (excluding specific items).

5 Recovery and Recycling activities: While this segment is integrated within the other segments of the Corporation, any variation in the results of Recovery and Recycling activities are presented separately and on a global basis in the charts.

The analysis of variances in segment operating income appear within each business segment review (please refer to pages 47 to 58).

15

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - CONTAINERBOARD

Our Industry

U.S. containerboard industry production and capacity utilization rate [1]	U.S. containerboard inventories at box plants and mills [2]
Total U.S.containerboard production increased by 1% for a second consecutive year in 2016. Over the past three years, the industry's capacity utilization rate has remained stable at approximately 96%.	The average inventory level decreased by 3% in 2016 due to strong demand levels for corrugated boxes. The number of weeks of supply in inventory averaged 4.1 for the year.

U.S corrugated box industry shipments [2]	Canadian corrugated box industry shipments [3]
Total U.S. corrugated box shipments increased by 2% in 2016, representing the largest increase since 2010. The growing importance of e-commerce and the recovery of agriculture on the American West Coast were two main contributing factors.	Canadian corrugated box shipments increased for a third consecutive year. The 2% year-over-year increase in 2016 was mainly due to the weakness of the Canadian dollar, which increased demand for Canadian corrugated boxes from U.S. customers.

Reference prices - containerboard [1]	Reference prices - recovered papers (brown grade) [1]
Market softness at the beginning of the year negatively impacted containerboard prices. Demand for corrugated products increased through the year, and containerboard producers were able to increase prices by US$40/s.t. in October. Overall, the linerboard and corrugating medium reference prices declined by 1% and 7%, respectively, in 2016.	The average reference price of old corrugated containers no.11 ("OCC") increased by 12% in 2016. This reflects a combination of strong exports, steady to good demand from domestic mills, and new containerboard capacity added to the market. These items resulted in a tightening of supply in the domestic market.

1 Source: RISI

2 Source: Fibre Box Association

3 Source: Canadian Corrugated and Containerboard Association

16

Our Performance

The main variances in sales and operating income for the Containerboard Packaging Group in 2016, compared to 2015, are shown below:

Sales ($M)	Operating income ($M)

For Notes 1 to 4, see definitions on page 46.

The Corporation incurred certain specific items in 2016 and 2015 that adversely or positively affected its operating results. Please refer to pages 40 to 42 for reconciliation statements and further details.

17

2015	2016	Change in %

Shipments1 ('000 s.t.)		2%
1,114	1,138

Average Selling Price
(CAN$/unit)
1,169	1,204	3%

Sales ($M)		5%
1,301	1,370

Operating income ($M)
(as reported)
170	158	-7%

(adjusted)		-5%
168	160

OIBD ($M)
(as reported)
233	214	-8%
% of sales
18%	16%

(adjusted)
231	216	-6%
% of sales
18%	16%

1 Shipments do not take into account the elimination of business sector inter-company shipments. Including 11.7 billion square feet in 2015 compared to 12.2 billion square feet in 2016.

2 The Corporation's interest in Greenpac is booked using the equity method. All transactions are therefore treated as external.

External mill shipments decreased by 5,000 s.t., or 1%, although the manufacturing capacity utilization rate rose 1%. This is explained by the greater number of tons shipped internally, which resulted in the mill integration rate increasing to 52% in 2016 compared to 51% in 2015. When including paper sold to our associated companies, the integration rate increased to 67% from 64% last year. On the converting side, shipments increased by 4% or 29,000 s.t. year-over-year. Excluding the 19,000 s.t. of supplementary shipments stemming from the transaction concluded with US-based company Rand-Whitney (please refer to the ''Business Highlights'' section for further details) in the second quarter of 2016, shipments for the converting activities increased by 2%. This performance is in line with the Canadian and US industries, which both recorded an increase of 2%.

The 3% average selling price increase reflects the combination of a 1% average selling price decrease in our primary products, 3% increase in our converted products and the favorable impact stemming from the depreciation of the Canadian dollar.

The 5% increase in sales reflects increased volume, which added $28 million (including $22 million stemming from the transaction concluded with US-based company Rand-Whitney) to sales. The 4% depreciation of the Canadian dollar and higher average selling price added $16 million and $13 million, respectively. The higher percentage of converted products in the product mix positively impacted sales by $11 million.

The 5% decrease in adjusted operating income is mainly explained by a $28 million increase in other costs. This is partly attributable to an increase in production costs linked to higher repair and maintenance and chemical expenses, and increased logistics and warehousing costs. In addition, the higher percentage of converted products sold, generating higher contribution to operating income, also contributed to the increase in other production costs on a per ton basis. Depreciation of the Canadian dollar and lower energy costs respectively added $3 million and $1 million to operating income, while higher average raw material costs subtracted $18 million from operating income compared to last year. Lower depreciation and amortization, which decreased by $7 million compared to the prior year, positively impacted operating income. This followed major equipment modernization efforts in 2015, which triggered the revaluation of the remaining useful life of some assets. On the other hand, better average selling price and mix denominated in Canadian dollars and higher volume, positively impacted our results of $24 million and $2 million respectively.

The Containerboard Packaging Group recorded a $1 million gain during 2016 on the reversal of a provision for an onerous lease contract related to the 2012 restructuring of its Ontario converting activities. As well, the Group recorded a $2 million impairment charge related to assets from the Connecticut converting plant that were not part of the transfer associated with the Rand-Whitney Newtown, CT, plant acquisition. Finally, the Group recorded a $1 million unrealized loss on embedded derivative financial instruments. In 2015, the Containerboard Packaging Group sold a warehouse in Québec City and recorded a $1 million gain. Also, the Group recorded a $1 million unrealized gain on certain derivative financial instruments not designated for hedge accounting.

Finally, the Corporation's net earnings include our share of results from our associate Greenpac2 mill (59.7%). On an adjusted basis, Greenpac's contribution to earnings before income taxes was $23 million in 2016, compared to $18 million in 2015.

18

PACKAGING PRODUCTS - BOXBOARD EUROPE

Our Industry

European industry order inflow of coated boxboard 1

In Europe, order inflows of white-lined chipboard decreased by 4% in 2016 compared to 2015, reflecting particularly high demand in the first eight months of 2015. Notably, order inflows of white-lined chipboard were 6% higher in 2016 than in 2014. Order inflow improved toward the end of 2016, and the industry experienced the best fourth quarter of the last ten years with orders of approximately 790,000 tonnes. Order inflows for folding boxboard in 2016 were 2% lower than in 2015.

Coated recycled boxboard industry's order inflow from Europe (White-lined chipboard (WLC) - 5-week weekly moving average)	Coated virgin boxboard industry's order inflow from Europe (Folding boxboard (FBB) - 5-week weekly moving average)

Reference prices - boxboard in Europe [2]	Reference prices - recovered papers in Europe [2]
White-lined chipboard reference prices decreased for a second consecutive year in Western European countries. Challenging market conditions resulted in a 2% decline in the average price in 2016 compared to 2015. Folding boxboard reference prices eroded at the beginning of 2016 in some European countries, and then remained relatively stable for the remainder of the year, resulting in a 2% decrease in 2016 compared to 2015.	Recovered paper prices were under pressure in 2016 due to strong demand and exports. As a result, the recovered paper reference index in Europe was 10% higher in 2016 than in 2015, reflecting an increase in average prices for brown, white and groundwood grades.

1	Source: CEPI Cartonboard

2	Source: RISI

3	The Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades’ recycled grade selling prices in Europe. It is weighted by country. For each country, we use an average of PPI Europe prices for white-lined chipboard.

4	The Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades’ virgin grade selling prices in Europe. It is weighted by country. For each country, we use an average of PPI Europe prices for coated duplex boxboard.

5	The recovered paper index represents an approximation of Cascades’ recovered paper purchase prices in Europe. It is weighted by country. For each country, we use an average of PPI Europe prices for recovered papers. This index should only be used as a trend indicator and may differ from our actual purchasing costs and our purchase mix.

19

Our Performance

The main variances in sales and operating income (loss) for the Boxboard Europe Group in 2016, compared to 2015, are shown below:

Sales ($M)	Operating income (loss) ($M)

For Notes 1 to 4, see definitions on page 46.

The Corporation incurred certain specific items in 2016 and 2015 that adversely or positively affected its operating results. Please refer to pages 40 to 42 for reconciliation statements and further details.

20

2015	2016	Change in %

Shipments1 ('000 s.t.)		-4%
1,111	1,066

Average Selling Price2
(CAN$/unit)
743	746	—
(Euro€/unit)
523	509	-3%

Sales ($M)		-4%
825	796

Operating income (loss) ($M)
(as reported)
(28)	19	168%

(adjusted)		-28%
29	21

OIBD ($M)
(as reported)
6	51	750%
% of sales
1%	6%

(adjusted)
63	53	-16%
% of sales
8%	7%

1 Shipments do not take into account the elimination of business sector inter-company shipments.

2 Average selling price is a weighted average of virgin and recycled boxboard shipments.

The decrease in shipments is mostly attributable to lower recycled boxboard shipments, which declined 43,000 s.t. or 5% to 904,000 s.t. during the year, while shipments of virgin boxboard marginally decreased by 1%. The decrease in shipments is mainly a reflection of the challenging economic environment in Europe.

The average selling price remained stable in 2016, as the impact of a 3% decrease in the average selling price in euros was offset by a 3% average depreciation of the Canadian dollar against the euro. The decrease in the 2016 average selling price in euros reflects lower demand and unfavourable geographic sales mix. When compared to 2015, the average selling price in recycled boxboard activities declined €17, or 3%, while the average selling price in virgin boxboard activities decreased €18, or 2%, in 2016. On a consolidated basis, however, the average selling price decreased by a less pronounced €14 year-over-year, reflecting the greater proportion of higher priced virgin boxboard sold in 2016.

Sales decreased 4% in 2016 to $796 million. This reflects lower volumes from recycled boxboard activities and a lower average selling price, which decreased sales by $37 million and $26 million, respectively. Partially offsetting this was the benefit from the 3% average depreciation of the Canadian dollar against the euro, which increased sales by $34 million in 2016.

Adjusted operating income decreased by $8 million in 2016, reflecting a lower average selling price, lower volumes from recycled boxboard activities and higher material costs, which negatively impacted operating income by $26 million, $9 million, and $5 million, respectively. Partially offsetting these impacts were a $18 million decrease in production costs, savings of $11 million related to lower energy costs in France and Italy, and a $1 million currency exchange benefit due to the 3% average depreciation of the Canadian dollar against the euro.

In 2016, the Boxboard Europe Group recorded $2 million of restructuring costs relating to the reorganization of our activities following the transfer of our fully-owned virgin fibre boxboard mill located in La Rochette, France, to our Reno de Medici partially-owned subsidiary.

In 2015, the Boxboard Europe Group reviewed the recoverable value of its virgin boxboard mill located in France and recorded impairment charges of $42 million on fixed assets and $11 million on spare parts. The Group also recorded impairment charges of $3 million and severance provisions of $1 million in 2015 related to plants that were closed in previous years.

21

PACKAGING PRODUCTS - SPECIALTY PRODUCTS

Our Industry

Reference prices - uncoated recycled boxboard [1]	Reference prices - fibre costs in North America [1]
The reference price for uncoated recycled boxboard was higher in early 2016 as a result of a price increase at the end of 2015. The price softened as the year progressed, which resulted in a 2% increase in 2016 compared to 2015.	The white grade recycled paper No. 37 (sorted office papers) annual price remained stable in 2016 compared to 2015. The brown grade recycled paper No. 11 (old corrugated containers) annual price was 12% higher in 2016 due to strong demand. The annual price for recycled paper No. 8 (special news) increased 19% in 2016 compared to 2015 after two years relatively stable.

U.S. recycled fibres exports to China 1

The relationship between recovered paper supply and demand, particularly from Asia, plays an important role in pricing dynamics. U.S. exports of recycled fibres to China declined by 3% in 2016. Old corrugated container and mixed paper exports decreased by 2% and 23% respectively, over 2015, while old newspaper and other grades increased by 7% and 69% over the same period. The global percentage of total U.S exports to China decreased slightly in 2016 to 67% from 69% in 2015.

Total U.S. exports of recycled papers to China - all grades	Major grades exported by the U.S.

Chinese imports of recycled fibre 1

Total Chinese imports fell by 3% in 2016 compared to 2015 as the second half of the year was affected by the bankruptcy of an important ocean freight carrier. On a more detailed basis, old corrugated container imports were essentially flat as were other grades, while mixed paper and old newspaper imports fell by 6% and 9%, respectively.

Total Chinese imports of recycled papers - all grades	Major grades imported by China

1 Source: RISI

22

Our Performance

The main variances in sales and operating income for the Specialty Products Group in 2016, compared to 2015, are shown below:

Sales ($M)	Operating income ($M)

For Notes 1 to 5, see definitions on page 46.

The Corporation incurred certain specific items in 2016 and 2015 that adversely or positively affected its operating results. Please refer to pages 40 to 42 for reconciliation statements and further details.

23

2015	2016	Change in %

Shipments1 ('000 s.t.)		10%
170	187

Sales ($M)		7%
579	620

Operating income ($M)
(as reported)
31	51	65%

(adjusted)		22%
37	45

OIBD ($M)
(as reported)
52	71	37%
% of sales
9%	11%

(adjusted)
58	65	12%
% of sales
10%	10%

1 Industrial packaging shipments only. Shipments do not take into account the elimination of business sector inter-company shipments.

2 Recovery and Recycling activities: Given the level of integration of this segment within the other segments of the Corporation, variances in results are presented excluding the impact of this segment.

The variations of this segment are presented separately on a global basis.

Shipments for the Specialty Products Group increased in all sectors, with the exception of Recovery and Recycling activities2. Shipments in the Industrial Packaging sector, primarily our uncoated recycled board mill, increased by 10% in 2016 compared to 2015.

The 7% year-over-year increase in sales is the result of increased shipments, higher selling prices in Recovery and Recycling activities2 and the Industrial Packaging sector, and a favourable exchange rate. These positive factors were partly offset by lower average selling prices in the Consumer Product Packaging sector and the loss of revenues following the closure of the mill in Auburn, Maine, in the second quarter of 2016.

Adjusted operating income increased by 22% in 2016. This reflects higher realized spreads (average selling price and raw material costs) in Recovery and Recycling activities2, improved volumes in all packaging sectors, and a favourable exchange rate. These factors were counterbalanced by higher administrative and maintenance costs during the year as well as a lower average selling price in Consumer Products packaging.

In 2016, the Specialty Products Group recorded a $3 million gain on the sale of pieces of land close to its former fine paper plant located at St-Jérôme, Québec. As well, the Group recorded a $4 million gain on the sale of assets and $1 million in restructuring costs following the closure of its de-inked pulp mill located in Maine, and also recorded a $3 million reversal of impairment following mainly the sale of a building related to this closure. Finally, the Group recorded a $3 million environmental provision related to plants closed in Québec in prior years.

In 2015, the Specialty Products Group reviewed the recoverable value of one of its plants and recorded impairment charges of $10 million on fixed assets and $1 million on spare parts. Also during the year, the Group proceeded with the legal restructuring of its Norcan Flexible Packaging subsidiary, which was owned at 62.1%. As a result of the restructuring, 100% of the net assets of this business were acquired through the Cascades Flexible Packaging subsidiary. The Corporation recorded a gain of $5 million on the extinguishment of some liabilities following the transaction (including $2 million attributable to non-controlling interests).

24

TISSUE PAPERS

Our Industry

U.S. tissue paper industry production (parent rolls) and capacity utilization rate [1]	U.S. tissue paper industry converted product shipments [1]
Total parent roll production increased by 2% for a second consecutive year in 2016. The average capacity utilization rate fell by approximately 1% to 93% in 2016 compared to 2015, due to new capacity additions in the market.	In 2016, shipments for the retail and the away-from-home markets increased by 2% and 3%, respectively, compared to 2015.

U.S. producer price index - annual changes in converted tissue prices [2]	Reference prices - parent rolls [1]
In the U.S., prices for retail toilet tissue increased in the second half of 2016. Prices for industrial paper towels surged at the beginning of the year and then dramatically declined towards year-end. Prices for retail paper towels were down significantly in 2016 compared to 2015.	In 2016, the reference price for recycled parent rolls increased by 3% compared to 2015, while the reference price for virgin parent rolls rose by 2% during the year.

Reference prices - recovered papers (white grade) [1]	Reference prices - market pulp [1]
Despite an upward trend between May and December caused by lower levels of material generation, the reference price of Sorted office papers no.37 ("SOP") remained stable in 2016 compared to 2015.	In 2016, the reference price for NBSK rose by 1% compared to 2015 due to limited domestic supply and strong Chinese demand. The NBHK reference price fell by 3% in 2016 as a result of weak supply and demand fundamentals.

1 Source: RISI

2 Source: U.S. Bureau of Labor Statistics

25

Our Performance

The main variances in sales and operating income for the Tissue Group in 2016, compared to 2015, are shown below:

Sales ($M)	Operating income ($M)

For Notes 1 to 4, see definitions on page 46.

The Corporation incurred certain specific items in 2016 and 2015 that adversely or positively affected its operating results. Please refer to pages 40 to 42 for reconciliation statements and further details.

26

2015	2016	Change in %

Shipments[1] ('000 s.t.)		2%
598	608

Average Selling Price
(CAN$/unit)
2,065	2,146	4%

Sales ($M)		6%
1,236	1,305

Operating income ($M)
(as reported)
64	75	17%

(adjusted)		34%
64	86

OIBD ($M)
(as reported)
119	139	17%
% of sales
10%	11%

(adjusted)
119	150	26%
% of sales
10%	11%

1 Shipments do not take into account the elimination of business sector inter-company shipments.

External manufacturing shipments decreased by 7,000 s.t., or 3%, in 2016 compared to 2015. Converting shipments increased by 17,000 s.t., or 4%, year-over-year in 2016, with this increase primarily reflecting higher shipments in Canada in both the Away-from-Home and the Consumer Products sectors. Please note that Cascades' Away-from-Home sector product line has been rebranded as "Cascades Pro".

The average selling price was positively impacted by price increases in both the Pro and the Consumer Products sectors, but was partially offset by price decreases in parent rolls.

The increase in total sales was largely driven by a $19 million favourable volume impact, a $14 million beneficial impact related to the change in the mix of products sold, and the higher average selling price as detailed above. In addition, the depreciation of the Canadian dollar against the U.S. dollar positively impacted sales by $36 million.

On an adjusted basis, operating income was largely driven by the sales increase as detailed above. Improved operational efficiency, lower raw material costs stemming from lower purchases of externally sourced jumbo rolls, and reduced energy prices all positively contributed to operating income. These improvements were partially offset by increased marketing investments in both the Consumer Products and Pro markets, project expenses related to the start-up of our new Oregon converting plant, and additional market related downtime at year end.

In 2016, the Tissue Group incurred impairment charges of $4 million related to the revaluation of some equipment following the transfer of the Toronto plant converting operations to other sites. Also related to this closure, the Group recorded a $3 million provision related to an onerous lease contract, and $4 million in severance costs.

27

CORPORATE ACTIVITIES

Operating income in 2016 includes an unrealized gain of $19 million on financial instruments, in addition to a $6 million foreign exchange loss that is mainly related to hedging contracts. This compares to an unrealized loss of $19 million on financial instruments and a $1 million foreign exchange loss in 2015.

2016 results also include a $2 million loss related to a fire which occurred at our containerboard mill in Mississauga, Ontario, in early July. Comparable 2015 results included $8 million of insurance refunds related to a 2014 fire at our Niagara Falls, New York, containerboard mill. Also in 2015, the company entered into employment contracts with some members of Senior Management, and recorded a liability of $3 million. Finally, in 2015, we incurred $1 million of severance costs related to the reorganization of Corporate activities.

Activities related to our ERP system and business process re-engineering increased our costs in 2016 compared to 2015. These higher costs reflect the implementation of our ERP platform in twice as many plants compared to last year, and costs associated with efforts to optimize several internal processes such as planning, logistics and procurement during the year. These activities are expected to reduce future cost levels, and will require average quarterly investments of approximately $7 million until they are completed at the end of 2017.

STOCK-BASED COMPENSATION EXPENSE

Share-based compensation expense recognized in the Corporate Activities results amounted to $4 million in 2016 compared to $8 million in 2015. For more details on stock-based compensation please refer to Note 20 of the 2016 audited consolidated financial statements.

OTHER ITEMS ANALYSIS

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense increased by $2 million to $192 million in 2016 from $190 million in 2015. Impairment charges recorded in 2016 and 2015 decreased depreciation and amortization expense for 2016, but were more than offset by the depreciation of the Canadian dollar and capital investments completed during the same period. The 4% and 3% average depreciation of the Canadian dollar against the U.S. dollar and the euro, respectively, increased annual depreciation expense by $2 million in 2016. Recently completed property, plant and equipment projects and the revision of the useful life of some assets mainly explains the increase of depreciation and amortization expense for the Tissue Group by $9 million in 2016 compared to 2015. For the same reasons, the Corporation incurred $11 million of depreciation and amortization expense in 2015.

Other intangible asset amortization expense increased by $4 million in 2016 compared to 2015 as a result of the accelerated ERP platform implementation during the year.

FINANCING EXPENSE AND INTEREST ON EMPLOYEE FUTURE BENEFITS

The financing expense and interest on employee future benefits decreased by $4 million to $93 million in 2016, from $97 million in 2015. The 4% and 3% average depreciation of the Canadian dollar, against the U.S. dollar and the euro, respectively, increased the interest expense by $2 million in 2016 compared to 2015. This was more than offset by the 2015 refinancing of senior notes at lower interest rates (see the ''Business Highlights'' section for more details), which decreased our interest expense by $3 million in 2016 compared to 2015. Our lower net indebtedness also reduced interest expense.

Interest expense on employee future benefit obligations stood at $5 million in 2016 compared to $6 million in 2015.

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PROVISION FOR INCOME TAXES

In 2016, the Corporation recorded an income tax provision of $45 million, for an effective tax rate of 25%. This compared to $40 million in 2015. The provision for income taxes based on the effective income tax rate differs from the provision for (recovery of) income taxes based on the combined basic rate for the following reasons:

(in millions of Canadian dollars)	2016	2015
Provision for (recovery of) income taxes based on the combined basic Canadian and provincial income tax rate	48	(4)
Adjustment of provision for (recovery of) income taxes arising from the following:
Difference in statutory income tax rate of foreign operations	2	(4)
Reassessment	1	5
Reversal of deferred tax assets on tax losses	—	18
Permanent differences - others	(5)	7
Change in unrecognized to recognized tax asset in operating losses	(3)	—
Tax rates changes	2	—
Change in temporary differences	—	18
	(3)	44
Provision for income taxes	45	40

The Corporation did not record any deferred tax on the $53 million impairment charge related to our Boxboard mill in France during 2015. In addition, deferred tax assets of $18 million were reversed following reassessment of the value of the mill. The tax provision or recovery on foreign exchange gains or losses on long-term debt and related financial instruments, in addition to some share of results of Canadian associates and joint ventures, are calculated at the rate of capital gains.

The Corporation's share of results for our United States-based joint ventures and associates, which are mostly composed of the Greenpac mill, is taxed based on the statutory tax rate. Moreover, as Greenpac is a limited liability company (LLC), partners agreed to account for it as a disregarded entity for tax purposes. As such, income taxes at the United States statutory tax rate are fully integrated into each partners' consolidated income tax provision based on its respective share in the LLC, and no income tax provision is included in Greenpac's net earnings.

The effective tax rate and income taxes are affected by the results of certain subsidiaries and joint ventures located in countries, notably the United States, France and Italy, where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 26% to 39%. The weighted-average applicable tax rate was 26.2% in 2016.

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

The share of results of associates and joint ventures includes our 20.12% interest in Boralex Inc. (“Boralex”), a Canadian public corporation. Boralex is a producer of electricity whose core business is the development and operation of power stations that generate renewable energy, with operations in the Northeastern United States, Canada and France. To finance its acquisition of Enel Green Power France SAS in December 2014, Boralex issued common shares in January 2015, which diluted our participation from 34.23% to 27.44%. In September 2015, Boralex redeemed or converted all of its 6.75% convertible unsecured subordinated debentures. As a result, the Corporation's participation in Boralex decreased from 27.43% to 20.29%.

On January 18, 2017, Boralex proceeded with the closing of its financing following the acquisition of the interest of Enercon Canada Inc in Niagara Region Wind Farm in Southern Ontario, Canada. The acquisition was financed partly through subscription receipts issued in December 2016 and were exchanged for common shares at the closing. Following this transaction, our participation in Boralex now stands at 17.37%.

The Corporation records its 59.7% share of the results of our associate Greenpac mill. In 2016, on an adjusted basis, Greenpac's contribution to our share of results was $23 million compared to $18 million in 2015. No provision for income taxes is included in our Greenpac share of results, as it is a disregarded entity for tax purposes (see the ''Provision for income taxes'' section above for more details). For more information on specific items, please refer to section ''Specific items included in operating income and net earnings''.

29

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS

Continuing operating activities generated $372 million of operating cash flow in 2016, compared to $284 million in 2015. Changes in non-cash working capital components produced $56 million of liquidity in 2016, versus liquidity requirements of $38 million in 2015. The first half of the year normally requires cash for working capital purposes due to seasonal variations, and prepaid expenses and payments of year-end volume rebates are also more elevated in the first three months of the year. Moreover, inventory build-up normally takes place during the first half of the year in preparation for the seasonally stronger summer. Higher sales in 2016 combined with increased efficiencies of our finance shared services led to good cash inflow in the second half of the year. As at December 31, 2016, working capital as a percentage of LTM sales stands at 11.0% compared to 11.3% as at December 31, 2015.

Cash flow from operating activities from continuing operations, excluding changes in non-cash working capital components, stood at $316 million in 2016, which compared to $322 million in 2015. In 2016, we incurred $8 million of cash cost following the closure of some plants, compared to $2 million in 2015. In 2015, we also incurred $13 million of premium payments associated with the refinancing of long-term debt. This cash flow measurement is relevant to the Corporation's ability to pursue its capital expenditure program and reduce its indebtedness.

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS

Investment activities amounted to $185 million in 2016, compared to $153 million in 2015. Capital expenditure payments accounted for in 2016 totaled $182 million, compared to $163 million in 2015. We also paid $16 million (including transaction fees) for the acquisition of the Rand-Whitney plant located in Newtown, Connecticut (please refer to the ''Business Highlights'' section for more details).

PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT

Total capital expenditure payments in 2016 were $182 million, compared to $163 million in 2015. However, new capital expenditure projects amounted to $206 million in 2016, up 25% compared to the comparable $165 million in 2015. The variance in amounts is related to purchases of property, plant and equipment included in ''Trade and Other Payables'' and to capital-lease acquisitions and other debt financing.

New capital expenditure projects by sector were as follows (in $M):

The major capital projects that were initiated, are in progress or were completed in 2016 are as follows:

CONTAINERBOARD PACKAGING GROUP

•	Converting capacity investments at the Drummondville, Québec, plant;

•	Installation of a new water pulp process at the Cabano, Québec, mill to increase the return on wood-chips and reduce chemical usage and atmospheric emissions;

•	New rotary equipment at the converting plant in Winnipeg, Manitoba, which will increase efficiency and capacity;

BOXBOARD EUROPE

•	Rebuilding of some sections of the equipment at the Arnsberg, Germany, mill, which will increase production capacity, efficiency and savings throughout the production process;

SPECIALTY PRODUCTS GROUP

•	A new sorting line for the collection of household and commercial recyclable materials for the Ottawa, Ontario, recovery facility;

30

TISSUE GROUP

•	Investments associated with the new tissue converting plant in Scappoose, Oregon. Please refer to the ''Significant Facts and Developments'' section for more details;

•	Upgrading of equipment at the Wagram, North Carolina, converting plant.

INVESTMENTS IN INTANGIBLE, OTHER ASSETS, ASSOCIATES & JOINT VENTURES

Investments in intangible and other assets and in associated and joint ventures led to cash inflow of $8 million in 2016, compared to an outflow of $6 million in 2015.

In 2016, we received amounts from our associate company Greenpac that were related to a bridge loan from the Corporation, and management fees that were due. In addition, we collected an amount that was no longer required to be held in trust, and also received payments for property, plant and equipment sold in prior years. The amounts received were partly offset by the investments made in our ERP information technology system, for software needed to support our business process re-engineering efforts, and by investments made in our associates companies.

In 2015, similar investments were made in our ERP information technology system and in software to support our business process re-engineering. Amounts were received from our associate company Greenpac related to a bridge loan and management fees that were due to the Corporation. We also received an amount related to the reimbursement of notes receivable from a business that had been sold in 2011.

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

Financing activities from continuing operations, including $15 million of dividend payments, debt repayment and the change in our revolving facility, required $182 million in liquidity in 2016, compared to $129 million required in 2015.

In 2016, Cascades purchased for cancellation 1,047,243 common shares at an average price of $8.62 representing an aggregate amount of $9 million. We also issued 262,836 common shares and received $1 million in 2016 following options that were exercised and we also paid dividends to non-controlling interests of Reno de Medici for a total amount of $1 million. During the year, the Corporation also received $3 million related to the settlement of a portion of its 2017 derivatives related to repayment of long-term debt.

DEBT REFINANCING

On May 19, 2015, the Corporation issued US$250 million ($305 million) in aggregate principal amount of 5.75% senior notes due in 2023. The Corporation used the proceeds from this offering of notes to repurchase a total of US$250 million aggregate principal amount of 7.875% senior notes due in 2020 for a total consideration of US$250 million ($305 million). The Corporation also paid premiums of US$11 million ($13 million) to repurchase the 2020 notes, as well as fees and expenses in connection with the offering and the tender offer totaling $5 million.

Issuance proceeds and the credit facility were used as follows:

(in millions of Canadian dollars)	2015
Debt issuance	305
Offering and tender offer fees	(5)
Refinanced debt repurchase	(305)
Premium paid on refinanced debt	(13)
Increase of credit facility	18

On July 7, 2015, the Corporation entered into an agreement with its lenders to extend and amend its existing $750 million credit facility. The amendment provides that the term of the facility is extended to July 2019, and that the applicable pricing grid is slightly lowered to better reflect market conditions. Other existing financial conditions remained essentially unchanged.

In 2015, we entered into agreements to acquire the 37.9% and 27% minority interests of Norcan Flexible Packaging and Cascades Recovery, respectively, for a total amount of $5 million paid in 2015. An additionnal $30 million purchase price balance of Cascades Recovery is payable over a ten-year period.

31

CASH FLOWS FROM DISCONTINUED OPERATIONS

The Corporation generated cash flows of $30 million from discontinued operations in 2015. In 2015, the Containerboard Packaging Group sold its North American boxboard activities and received $40 million and the Specialty Products Group paid $6 million for the settlement of the pension plan of its East Angus, Québec, kraft paper mill closed in 2014. This Group also paid $2 million for the final selling price adjustment related to its fine paper activities sold in 2014 for an amount of $36 million.

CONSOLIDATED FINANCIAL POSITION

AS AT DECEMBER 31, 2016, 2015 AND 2014

The Corporation's financial position and ratios are as follows:

(in millions of Canadian dollars, unless otherwise noted)	December 31, 2016	December 31, 2015	December 31, 2014
Cash and cash equivalents	62	60	29
Working capital[1]	326	406	379
As a % of sales[2]	11.0%	11.3%	12.3%
Bank loans and advances	28	37	46
Current portion of long-term debt	36	34	40
Long-term debt	1,530	1,710	1,556
Total debt	1,594	1,781	1,642
Net debt (total debt less cash and cash equivalents)	1,532	1,721	1,613
Equity attributable to Shareholders	984	867	893
Non-controlling interests	90	96	110
Total equity	1,074	963	1,003
Total equity and net debt	2,606	2,684	2,616
Ratio of net debt/(total equity and net debt)	58.8%	64.1%	61.7%
Shareholders' equity per common share (in dollars)	$10.41	$9.09	$9.48

1 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables.

2 % of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for assets of disposal group classified as held for sale. Not adjusted for discontinued operations.

NET DEBT RECONCILIATION

The variances in the net debt (total debt less cash and cash equivalents) in 2016 are shown below (in millions of dollars), with the applicable financial ratios included (see the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures):

426	Adjusted OIBD (last twelve months)	403
4.0	Net debt/Adjusted OIBD	3.8

32

Liquidity available via the Corporation's credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet our financial obligations and to fulfill our capital expenditure program for at least the next twelve months. Capital expenditures for 2017 have been budgeted at approximately $200 million. This amount is subject to change, depending on the Corporation’s operating results and on general economic conditions. As at December 31, 2016, the Corporation had $647 million (net of letters of credit in the amount of $13 million) available through its $750 million credit facility (excluding our subsidiary Reno de Medici credit facility).

EMPLOYEE FUTURE BENEFITS

The Corporation’s employee future benefits assets and liabilities amounted to $460 million and $588 million respectively as at December 31, 2016, including an amount of $106 million for post-retirement benefits other than pension plans. The pension plans include an amount of $61 million, which does not require any funding by the Corporation until it is paid to the employees. This amount is not expected to increase, as the Corporation has reviewed its benefits program to phase out some of them for future retirees.

With regard to pension plans, the Corporation’s risk is limited, since all defined benefit pension plans are closed to new employees and less than 10% of its active employees are subject to those pension plans, while the remaining employees are part of the Corporation’s defined- contribution plans, such as group RRSPs or 401(k). Based on their balances as at December 31, 2016, 18% of the Corporation pension plans have been evaluated on December 31, 2015 (17% in 2014). Where applicable, Cascades used the measurement relief allowed by law in order to reduce the impact of its increased current contributions.

Considering the assumptions used and the asset ceiling limit, the deficit status for accounting purposes of its pension plans amounted to $22 million as at December 31, 2016, compared to $36 million in 2015. The 2016 pension plan expense was $7 million and the cash outflow was $7 million. Due to the good investment returns in 2016 and the change in the assumptions, the expected expense for these pension plans is $6 million in 2017. As for the cash flow requirements, these pension plans are expected to require a net contribution of approximately $7 million in 2017. Finally, on a consolidated basis, the solvency ratio of the Corporation’s pension plans has remained stable at around 100%.

COMMENTS ON THE FOURTH QUARTER OF 2016

Sales increased by $4 million to $979 million in the fourth quarter of 2016, compared to $975 million in the same period of 2015. This reflects higher sales from Recovery and Recycling activities and higher volumes from our containerboard packaging activities. Partially offsetting these increases were lower average selling prices, primarily in our boxboard Europe and containerboard activities.

The Corporation generated operating income of $33 million in the fourth quarter of 2016, an increase of $46 million from the comparable operating loss of $13 million in the same period of 2015. This increase is largely due to the beneficial impact of the $61 million variance in specific items recorded in the both periods.

On an adjusted basis, fourth quarter 2016 operating income stood at $32 million compared to $47 million in the same period of 2015. The decrease is due to higher raw material costs in each business segment, higher repair and maintenance and logistics costs, as well as additional marketing initiatives in our Tissue Papers Group. Lower average selling prices from our boxboard Europe and containerboard activities during the fourth quarter of 2016 also contributed to the reduction in operating income year-over-year. On the other hand, the $7 million decrease in the depreciation and amortization expense in the fourth quarter of 2016 compared to 2015, following major equipment modernization efforts in 2015, which triggered the revaluation of the remaining useful life of some assets, partly offset these factors.

The main specific items, before income taxes, that impacted our fourth quarter 2016 operating income and/or net earnings were:

•	a $2 million impairment reversal related to a building sold after the closure of our de-inked pulp mill located in Auburn, Maine

•	a $1 million unrealized loss on derivative financial instruments

•	a $13 million foreign exchange loss on long-term debt and financial instruments

Adjusted net earnings amounted to $15 million, or $0.16 per share, in the fourth quarter of 2016, compared to net earnings of $22 million, or $0.23 per share, for the same period of 2015. As reported, net earnings stood at $4 million, or $0.04 per share in the fourth quarter of 2016, compared to a net loss of $76 million, or $0.81 per share, for the same period of 2015.

33

The reconciliation of the specific items included in operating income (loss) by business segment is as follows:

	For the 3-month period ended December 31, 2016
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	28	3	14	12	(24)	33
Depreciation and amortization	14	8	5	18	5	50
Operating income (loss) before depreciation and amortization	42	11	19	30	(19)	83
Specific items :
Impairment reversal	—	—	(2)	—	—	(2)
Unrealized loss on financial instruments	1	—	—	—	—	1
	1	—	(2)	—	—	(1)
Adjusted operating income (loss) before depreciation and amortization	43	11	17	30	(19)	82
Adjusted operating income (loss)	29	3	12	12	(24)	32

	For the 3-month period ended December 31, 2015
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	32	(51)	11	22	(27)	(13)
Depreciation and amortization	23	9	5	16	4	57
Operating income (loss) before depreciation and amortization	55	(42)	16	38	(23)	44
Specific items :
Impairment charges	—	55	—	—	2	57
Restructuring gain	—	—	—	—	(1)	(1)
Unrealized loss on financial instruments	1	—	—	—	3	4
	1	55	—	—	4	60
Adjusted operating income (loss) before depreciation and amortization	56	13	16	38	(19)	104
Adjusted operating income (loss)	33	4	11	22	(23)	47

The main variances in sales and operating income (loss) in the fourth quarter of 2016, compared to the same period of 2015, are shown below:

Sales ($M)	Operating income (loss) ($M)

For Notes 1 to 5, see definitions on page 46.

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NEAR-TERM OUTLOOK

Looking ahead, we expect near-term financial performance to reflect recent increases in raw material costs and the usual seasonal trends in our business segments. In Europe, favourable order inflow trends at the beginning of 2017, and the recently announced €60 April price increase suggest early signs of improvement in market dynamics compared to the softness seen in 2016. On a segmented basis, we expect the fall 2016 price increase announcement to benefit our Containerboard Packaging division in the first quarter, and to be fully implemented as of the end of the second quarter. However, recent raw material price increases will counterbalance the benefit. We recently announced a second price increase in Containerboard, which should start to take effect in the second quarter, and be fully realized during the second half of the year. In our Tissue Group, the combination of lower marketing costs, recent product repositioning efforts and the beneficial impact of price increases announced in 2016 are expected to support performance going forward. On a positive note, our new Tissue converting facility in Scappoose, Oregon, began operating its first line last month, as planned. The facility will continue ramping up, and will add two new converting lines through the second quarter. Finally, we anticipate our Specialty Products Group to maintain its positive momentum built over the past two years. On the cost side, tight market dynamics, including strong demand, are expected to continue putting pressure on the price of our input materials in the near-term.

Corporate investments are expected to remain elevated through the end of this year. However, we look forward to completing the implementation of our ERP platform and other initiatives undertaken to modernize our internal processes in 2017. In addition, we will continue our efforts to deleverage our balance sheet, and to analyze our strategic options with the view of creating additional value for our shareholders. As always, our strategic efforts will be guided by our commitment to increase operational efficiency, execution and flexibility through targeted investments and growth initiatives.

CAPITAL STOCK INFORMATION

SHARE TRADING

Cascades' stock is traded on the Toronto Stock Exchange under the CAS ticker. From January 1, 2016 to December 31, 2016, Cascades' share price fluctuated between $7.72 and $13.67. During the same period, 43.6 million Cascades' shares were traded on the Toronto Stock Exchange. On December 31, 2016, Cascades shares closed at $12.10. This compares to a closing price of $12.71 on the same day last year.

COMMON SHARES OUTSTANDING

As at December 31, 2016, the Corporation's issued and outstanding capital stock consisted of 94,526,516 common shares (95,310,923 as at December 31, 2015), and 5,093,536 issued and outstanding stock options (5,262,796 as at December 31, 2015). In 2016, the Corporation repurchased for cancellation 1,047,243 common shares, and 262,836 options were exercised. As at March 1, 2017, issued and outstanding capital stock consisted of 94,606,610 common shares and 5,013,442 stock options.

NORMAL COURSE ISSUER BID PROGRAM

The current normal course issuer bid enables the Corporation to purchase for cancellation up to 1,907,173 common shares between March 17, 2016 and March 16, 2017. During the period from March 17, 2016 to March 1, 2017, Cascades purchased and canceled 902,738 common shares at a weighted average price of $8.65 per common share, representing an aggregate amount of approximately $7.8 million.

DIVIDEND POLICY

On March 1, 2017, Cascades' Board of Directors declared a quarterly dividend of $0.04 per share to be paid on April 3, 2017, to shareholders of record at the close of business on March 24, 2017. This $0.04 per share dividend is in-line with the previous quarter and the same quarter last year. On March 1, 2017, dividend yield was 1.2%.

	2015				2016
TSX Ticker: CAS	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Common shares outstanding (in millions) [1]	94.2	94.4	94.5	95.3	95.4	94.5	94.4	94.5
Closing price [1]	$7.63	$7.15	$8.61	$12.71	$8.57	$9.15	$12.83	$12.10
Average daily volume [2]	171,939	121,917	123,487	218,204	291,483	166,510	118,987	118,554
Dividend yield [1]	2.1%	2.2%	1.9%	1.3%	1.9%	1.7%	1.2%	1.3%

1 On the last day of the quarter.

2 Average daily volume on the Toronto Stock Exchange.

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CASCADES' SHARE PRICE FOR THE PERIOD STARTING JANUARY 1, 2015 TO DECEMBER 31, 2016

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

The Corporation’s principal contractual obligations and commercial commitments relate to outstanding debt, operating-leases and obligations for its pension and post-employment benefit plans. The following table summarizes these obligations as at December 31, 2016:

CONTRACTUAL OBLIGATIONS

Payment due by period (in millions of Canadian dollars)	TOTAL	LESS THAN A YEAR	BETWEEN 1-2 YEARS	BETWEEN 2-5 YEARS	OVER 5 YEARS
Long-term debt and capital-leases, including capital and interest	2,011	118	113	624	1,156
Operating leases	65	23	13	20	9
Pension plans and other post-employment benefits[1]	1,096	38	37	119	902
Total contractual obligations	3,172	179	163	763	2,067

1 These amounts represent all the benefits payable to current members during the following years and thereafter without limitations. The majority of benefit payments are payable from trustee-administered funds. The difference will come from future investment returns expected on plan assets and future contributions that will be made by the Corporation for services rendered after December 31, 2016.

FACTORING OF ACCOUNTS RECEIVABLE

The Corporation sells its accounts receivable from one of its European subsidiaries through a factoring contract with a financial institution. The Corporation uses factoring of receivables as a source of financing by reducing its working capital requirements. When the receivables are sold, the Corporation removes them from the balance sheet, recognizes the amount received as the consideration for the transfer and records a loss on factoring which is included in Financing expense. As at December 31, 2016, the off-balance sheet impact of the factoring of receivables amounted to $31 million (€22 million). The Corporation expects to continue to sell receivables on an ongoing basis. Should it decide to discontinue this contract, its working capital and bank debt requirements would increase.

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TRANSACTIONS WITH RELATED PARTIES

The Corporation has also entered into various agreements with its joint-venture partners, significantly influenced companies and entities that are affiliated with one or more of its directors, for the supply of raw material, including recycled paper, virgin pulp and energy, as well as the supply of unconverted and converted products, and other agreements entered into in the normal course of business. Aggregate sales by the Corporation to its joint-venture partners and other affiliates totaled $240 million and $189 million for 2016 and 2015 respectively. Aggregate sales to the Corporation from its joint-venture partners and other affiliates came to $182 million and $196 million for 2016 and 2015 respectively.

Starting in June 2013, the Corporation entered into a take-or-pay agreement with its associate Greenpac. For a period of eight years, the Corporation has the obligation to purchase a minimum quantity of 340,000 short tons per year from Greenpac. If the Corporation fails to purchase the minimum quantity, it must compensate Greenpac for the lost gross margin on those short tons. Included in related party transaction in Note 29 is the minimum amount to be paid to Greenpac, which corresponds to the potential lost gross margin on 340,000 tons.

CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

A) NEW IFRS ADOPTED

IAS 1 - PRESENTATION OF FINANCIAL STATEMENTS

In December 2014, the IASB issued amendments to IAS 1, Presentation of Financial Statements (IAS 1 amendments). The IAS 1 amendments provide guidance on the application of judgment in the preparation of financial statements and disclosures. The IAS 1 amendments are effective for annual periods beginning on or after January 1, 2016. The application of the standard did not result in significant changes.

B) RECENT IFRS PRONOUNCEMENTS NOT YET ADOPTED

IFRS 15 — REVENUE RECOGNITION

In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15 - Revenue from Contracts with Customers. IFRS 15 replaces all previous revenue recognition standards, including IAS 18 - Revenue, and related interpretations such as IFRIC 13 - Customer Loyalty Programs. The standard sets out the requirements for recognizing revenue. Specifically, the new standard introduces a comprehensive framework with the general principle being that an entity recognizes revenue to depict the transfer of promised goods and services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces more prescriptive guidance than was included in previous standards and may result in changes in classification and disclosure in addition to changes in the timing of recognition for certain types of revenues. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. At this time, the Corporation is reviewing the impact that this standard will have on its consolidated financial statements.

IFRS 9 — FINANCIAL INSTRUMENTS

In July 2014, the IASB released the final version of IFRS 9, Financial Instruments. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models for debt instruments in IAS 39, Financial Instruments: Recognition and Measurement, with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are recognized either at fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss insofar as they do not clearly represent a return on investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities carry forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in the statement of other comprehensive income. It also includes guidance on hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Corporation is currently evaluating the impact of the standard on its consolidated financial statements.

IFRS 16 — LEASES

In January 2016, the IASB released IFRS 16, Leases, which supersedes IAS 17, Leases, and the related interpretations on leases: IFRIC 4, Determining whether an arrangement contains a lease, SIC 15, Operating Leases - Incentives and SIC 27, Evaluating the substance of transactions in the legal form of a lease. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for companies that also apply IFRS 15, Revenue from Contracts with Customers. The Corporation is currently evaluating the impact of the standard on its consolidated financial statements. As at December 31, 2016, the Corporation has $65 million of operating lease commitments.

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IAS 7 - STATEMENT OF CASH FLOWS

In January 2016, the IASB published amendments to IAS 7, Statement of Cash Flows. The amendments are intended to clarify IAS 7 to improve information provided to users of financial statements about an entity’s financing activities. They are effective for annual periods beginning on or after January 1, 2017, with earlier application being permitted. The Corporation is currently evaluating the impact of IAS 7 on its consolidated financial statements.

IAS 12 - INCOME TAXES

In February 2016, the IASB issued amendments to IAS 12, Income Taxes regarding the recognition of deferred tax assets for unrealized losses, effective for annual periods beginning on or after January 1, 2017. The amendments clarify how to account for deferred tax assets related to debt instruments measured at fair value. The Corporation is currently evaluating the impact of these amendments on its consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and disclosure of contingencies at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. On a regular basis and with the information available, Management reviews its estimates, including those related to environmental costs, employee future benefits, collectability of accounts receivable, financial instruments, contingencies, income taxes, useful life and residual value of property, plant and equipment and impairment of property, plant and equipment and intangible assets. Actual results could differ from those estimates. When adjustments become necessary, they are reported in earnings in the period in which they occur.

A. IMPAIRMENT OF LONG-LIVED ASSETS, INTANGIBLE ASSETS AND GOODWILL

In determining the recoverable amount of an asset or a ‘‘CGU‘‘, the Corporation uses several key assumptions, based on external information on the industry when available, and including estimated production levels, selling prices, volume, raw material costs, foreign exchange rates, growth rates, discounting rates and capital spending.

The Corporation believes its assumptions are reasonable. Based on available information at the assessment date, however these assumptions involve a high degree of judgment and complexity. Management believes that the following assumptions are the most susceptible to change and therefore could impact the valuation of the assets in the next year.

DESCRIPTION OF SIGNIFICANT IMPAIRMENT TESTING ASSUMPTIONS (see Notes 5 and 25 of consolidated financial statements)

GROWTH RATES

The assumptions used were based on the Corporation's internal budget. Revenues, operating margins and cash flows were projected for a period of five years, and a perpetual long-term growth rate was applied thereafter. In arriving at its forecasts, the Corporation considers past experience, economic trends such as gross domestic product growth and inflation, as well as industry and market trends.

DISCOUNT RATES

The Corporation assumed a discount rate in order to calculate the present value of its projected cash flows. The discount rate represents a weighted average cost of capital ("WACC") for comparable companies operating in similar industries of the applicable "CGU," group of "CGUs" or reportable segment, based on publicly available information.

FOREIGN EXCHANGE RATES

When estimating the fair value less cost of disposal, foreign exchange rates are determined using the financial institutions' average forecast for the first two years of forecasting. For the following three years, the Corporation uses the last five years' historical average of the foreign exchange rate. Terminal rate is based on historical data of the last 20 years and adjusted to reflect management's best estimate.

Considering the sensitivity of the key assumptions used, there is measurement uncertainty, since adverse changes in one or a combination of the Corporation's key assumptions could cause a significant change in the carrying amounts of these assets.

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B. INCOME TAXES

The Corporation is required to estimate the income taxes in each jurisdiction in which it operates. This includes estimating a value for existing tax losses based on the Corporation's assessment of its ability to use them against future taxable income before they expire. If the Corporation's assessment of its ability to use the tax losses proves inaccurate in the future, more or less of the tax losses might be recognized as assets, which would increase or decrease the income tax expense and, consequently, affect the Corporation's results in the relevant year.

C. EMPLOYEE BENEFITS

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on years of service and Management's best estimate of expected plan investment performance, salary escalations, retirement ages of employees and expected healthcare costs. The accrued benefit obligation is evaluated using the market interest rate at the evaluation date. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. All assumptions are reviewed annually.

CRITICAL JUDGMENTS IN APPLYING THE CORPORATION'S ACCOUNTING POLICIES

SUBSIDIARIES AND EQUITY ACCOUNTED INVESTMENTS

Significant judgment is applied in assessing whether certain investment structures result in control, joint control or significant influence over the operations of the investment. Management's assessment of control, joint control or significant influence over an investment will determine the accounting treatment for the investment. The Corporation has a 59.7% interest in an associate ("Greenpac"). Greenpac's Shareholders agreement requires a majority of 80% for all decision-making related to relevant activities. Consequently, the Corporation does not have power over relevant activities of Greenpac and its participation is accounted for as an associate.

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CONTROLS AND PROCEDURES

EVALUATION OF THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation's President and Chief Executive Officer, and its Vice-President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (DC&P), and internal controls over financial reporting (ICFR) as defined in National Instrument 52-109, “Certification of Disclosure in Issuer's Annual and Interim Filings,” in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The DC&P have been designed to provide reasonable assurance that material information relating to the Corporation is made known to the President and Chief Executive Officer, and the Vice-President and Chief Financial Officer by others, and that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have concluded, based on their evaluation, that the Corporation's DC&P were effective as at December 31, 2016, providing reasonable assurance that material information related to the issuer is made known to them by others within the Corporation.

The President and Chief Executive Officer, and the Vice-President and Chief Financial Officer have assessed the effectiveness of the ICFR as at December 31, 2016, based on the control framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on this assessment, they have concluded that the Corporation’s ICFR were effective as at December 31, 2016 and expect to certify the Corporation’s annual filings with the U.S. Securities and Exchange Commission on Form 40-F, as required by the United States Sarbanes-Oxley Act.

During the quarter ended December 31, 2016, there were no changes to the Corporation's ICFR that materially affected, or are reasonably likely to materially affect, its ICFR.

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RISK FACTORS

As part of its ongoing business operations, the Corporation is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, costs of raw material, interest rates and foreign currency exchange rates, all of which impact the Corporation’s financial position, operating results and cash flows. The Corporation manages its exposure to these and other market risks through regular operating and financing activities and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, not for speculative investment purposes. The following is a discussion of key areas of business risks and uncertainties that we have identified, and our mitigating strategies. The risk areas below are listed in no particular order, as risks are evaluated based on both severity and probability. Readers are cautioned that the following is not an exhaustive list of all the risks we are exposed to, nor will our mitigation strategies eliminate all risks listed.

a)	The markets for some of the Corporation’s products tend to be cyclical in nature and prices for some of its products, as well as raw material and energy costs, may fluctuate significantly, which can adversely affect its business, operating results, profitability and financial position.

The markets for some of the Corporation’s products, particularly containerboard and boxboard, are cyclical. As a result, prices for these types of products and for its two principal raw material, recycled paper and virgin fibre, have fluctuated significantly in the past and will likely continue to fluctuate significantly in the future, principally due to market imbalances between supply and demand. Demand is heavily influenced by the strength of the global economy and the countries or regions in which Cascades does business, particularly Canada and the United States, the Corporation’s two primary markets. Demand is also influenced by fluctuations in inventory levels held by customers and consumer preferences. Supply depends primarily on industry capacity and capacity utilization rates. In periods of economic weakness, reduced spending by consumers and businesses results in decreased demand, which can potentially cause downward price pressure. Industry participants may also, at times, add new capacity or increase capacity utilization rates, potentially causing supply to exceed demand and exerting downward price pressure. Depending on market conditions and related demand, Cascades may have to take market-related downtime. In addition, the Corporation may not be able to maintain current prices or implement additional price increases in the future. If Cascades is unable to do so, its revenues, profitability and cash flows could be adversely affected. In addition, other participants may introduce new capacity or increase capacity utilization rates, which could also adversely affect the Corporation’s business, operating results and financial position. Prices for recycled and virgin fibre also fluctuate considerably. The costs of these material present a potential risk to the Corporation’s profit margins, in the event that it is unable to pass along price increases to its customers on a timely basis. Although changes in the price of recycled fibre generally correlate with changes in the price of products made from recycled paper, this may not always be the case. If Cascades wasn’t able to implement increases in the selling prices for its products to compensate for increases in the price of recycled or virgin fibre, the Corporation’s profitability and cash flows would be adversely affected. In addition, Cascades uses energy, mainly natural gas and fuel oil, to generate steam, which it then uses in the production process and to operate machinery. Energy prices, particularly for natural gas and fuel oil, have continued to remain very volatile. Cascades continues to evaluate its energy costs and consider ways to factor energy costs into its pricing. However, should energy prices increase, the Corporation’s production costs, competitive position and operating results would be adversely affected. A substantial increase in energy costs would adversely affect the Corporation’s operating results and could have broader market implications that could further adversely affect the Corporation’s business or financial results.

To mitigate price risk, our strategies include the use of various derivative financial instrument transactions, whereby it sets the price for notional quantities of old corrugated containers, electricity and natural gas.

Additional information on our North American electricity and natural gas hedging programs as at December 31, 2016 is set out below:

NORTH AMERICAN ELECTRICITY HEDGING

	UNITED STATES	CANADA
Electricity consumption	40%	60%
Electricity consumption in a regulated market	56%	65%
% of consumption hedged in a de-regulated market (2016)	23%	—
Average prices (2017 - 2018) (in US$, per KWh)	$0.04	—
Fair value as at December 31, 2016 (in millions of CAN$)	$(1)	—

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NORTH AMERICAN NATURAL GAS HEDGING

	UNITED STATES	CANADA
Natural gas consumption	42%	58%
% of consumption hedged (2016)	46%	47%
Average prices (2017 - 2021) (in US$, per mmBTU) (in CAN$, per GJ)	$3.29	$3.75
Fair value as at December 31, 2016 (in millions of CAN$)	$(1)	$(4)

b)	Cascades faces significant competition and some of its competitors may have greater cost advantages or be able to achieve greater economies of scale, or be able to better withstand periods of declining prices and adverse operating conditions, which could negatively affect the Corporation’s market share and profitability.

The markets for the Corporation’s products are highly competitive. In some of the markets in which Cascades competes, such as tissue papers, it competes with a small number of other producers. In some businesses, such as the containerboard industry, competition tends to be global. In others, such as the tissue industry, competition tends to be regional. In the Corporation’s packaging products segment, it also faces competition from alternative packaging materials, such as vinyl, plastic and Styrofoam, which can lead to excess capacity, decreased demand and pricing pressures. Competition in the Corporation’s markets is primarily based on price, as well as customer service and the quality, breadth and performance characteristics of its products. The Corporation’s ability to compete successfully depends on a variety of factors, including:

•	its ability to maintain high plant efficiency, operating rates and lower manufacturing costs

•	the availability, quality and cost of raw material, particularly recycled and virgin fibre, and labour, and

•	the cost of energy.

Some of the Corporation’s competitors may, at times, have lower fibre, energy and labour costs, and less restrictive environmental and governmental regulations to comply with than Cascades. For example, fully integrated manufacturers, or those whose requirements for pulp or other fibre are met fully from their internal sources, may have some competitive advantages over manufacturers that are not fully integrated, such as Cascades, in periods of relatively high raw material pricing, in that the former are able to ensure a steady source of these raw material at costs that may be lower than prices in the prevailing market. In contrast, competitors that are less integrated than Cascades may have cost advantages in periods of relatively low pulp or fibre prices because they may be able to purchase pulp or fibre at prices lower than the costs the Corporation incurs in the production process. Other competitors may be larger in size or scope than Cascades, which may allow them to achieve greater economies of scale on a global basis or to better withstand periods of declining prices and adverse operating conditions. In addition, there has been an increasing trend among the Corporation’s customers towards consolidation. With fewer customers in the market for the Corporation’s products, the strength of its negotiating position with these customers could be weakened, which could have an adverse effect on its pricing, margins and profitability.

To mitigate competition risk, Cascades’ targets are to offer quality products that meet customers’ needs at competitive prices and to provide good customer service.

c)	Because of the Corporation’s international operations, it faces political, social and exchange rate risks that can negatively affect its business, operating results, profitability and financial condition.

Cascades has customers and operations located outside Canada. In 2016, sales outside Canada, in Canadian dollars, represented approximately 61% of the Corporation’s consolidated sales, including 39% in the United States. In 2016, 25% of sales from Canadian operations were made to the United States.

The Corporation’s international operations present it with a number of risks and challenges, including:

•	effective product marketing in other countries

•	tariffs and other trade barriers, and

•	different regulatory schemes and political environments applicable to the Corporation’s operations, in areas such as environmental and health and safety compliance.

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In addition, the Corporation’s consolidated financial statements are reported in Canadian dollars, while a portion of its sales is made in other currencies, primarily the U.S. dollar and the euro. The variation of the Canadian dollar against the U.S. dollar may adversely or positively affect the Corporation’s reported operating results and financial condition. This has a direct impact on export prices and also contributes to the impact on Canadian dollar prices in Canada, because several of the Corporation’s product lines are priced in U.S. dollars. As well, a substantial portion of the Corporation’s debt is also denominated in currencies other than the Canadian dollar. The Corporation has senior notes outstanding and also some borrowings under its credit facility that are denominated in U.S. dollars and in euros, in the amounts of US$889 million and €73 million respectively as at December 31, 2016.

Moreover, in some cases, the currency of the Corporation’s sales does not match the currency in which it incurs costs, which can negatively affect the Corporation’s profitability. Fluctuations in exchange rates can also affect the relative competitive position of a particular facility, where the facility faces competition from non-local producers, as well as the Corporation’s ability to successfully market its products in export markets. As a result, if the Canadian dollar were to remain permanently strong compared to the U.S. dollar and the euro, it could affect the profitability of the Corporation’s facilities, which could lead Cascades to shut down facilities either temporarily or permanently, all of which could adversely affect its business or financial results. To mitigate the risk of currency rises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations, which are partially covered by purchases and debt, Management has implemented a policy for managing foreign exchange risk against the relevant functional currency.

The Corporation uses various foreign exchange forward contracts and related currency option instruments to anticipate sales net of purchases, interest expenses and debt repayment. Gains or losses from the derivative financial instruments designated as hedges are recorded under “Other comprehensive income (loss)” and are reclassified under earnings in accordance with the hedge items.

Additional information on our North American foreign exchange hedging program is set out below:

NORTH AMERICAN FOREIGN EXCHANGE HEDGING 1

Sell contracts and currency options on net exposure to $US:	2017	2018
Total amount (in millions of US$)	$ 48 to 92	$ 15 to 40
Estimated % of sales, net of expenses from Canadian operations (excluding subsidiaries with non-controlling interests)	29% to 55%	9% to 24%
Average rate (US$/CAN$)	0.77 to 0.79	0.74 to 0.77
Fair value as at December 31, 2016 (in millions of CAN$)	$(6)	$(2)

1	See Note 27 of the audited consolidated financial statements for more details on financial instruments.

d) The Corporation’s operations are subject to comprehensive environmental regulations and involve expenditures that may be material in relation to its operating cash flow.

The Corporation is subject to environmental laws and regulations imposed by the various governments and regulatory authorities in all countries in which it operates. These environmental laws and regulations impose stringent standards on the Corporation regarding, among other things:

•	air emissions

•	water discharges

•	use and handling of hazardous materials

•	use, handling and disposal of waste, and

•	remediation of environmental contamination.

The Corporation is also subject to the U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) as well as to other applicable legislation in the United States, Canada and Europe that holds companies accountable for the investigation and remediation of hazardous substances. The Corporation’s European subsidiaries and some of our Québec plants are also subject to an emissions market, aimed at reducing worldwide CO2 emissions. Each unit has been allocated emission rights (“CO2 quota”). On a calendar-year basis, the Corporation must buy the necessary credits to cover its deficit, on the open market, if its emissions are higher than quota.

The Corporation’s failure to comply with applicable environmental laws, regulations or permit requirements may result in civil or criminal fines, penalties or enforcement actions. These may include regulatory or judicial orders enjoining or curtailing operations, or requiring corrective measures, the installation of pollution control equipment or remedial actions, any of which could entail significant expenditures. It is difficult to predict the future development of such laws and regulations, or their impact on future earnings and operations, but these laws and regulations may require capital expenditures to ensure compliance. In addition, amendments to, or more stringent implementation of, current laws and regulations governing the Corporation’s operations could have a material adverse effect on its business, operating results or financial position. Furthermore, although Cascades generally tries to plan for capital expenditures relating to environmental and health and safety compliance on an annual basis, actual capital expenditures may exceed those estimates. In such an event, Cascades may be forced to curtail other capital expenditures or other activities. In addition, the enforcement of existing environmental laws and regulations has become increasingly strict.

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The Corporation may discover currently unknown environmental problems or conditions in relation to its past or present operations, or may face unforeseen environmental liabilities in the future.

These conditions and liabilities may:

•	require site remediation or other costs to maintain compliance or correct violations of environmental laws and regulations, or

•	result in governmental or private claims for damage to person, property or the environment.

Either of these could have a material adverse effect on the Corporation’s financial condition or operating results.

Cascades may be subject to strict liability and, under specific circumstances, joint and several (solidary) liability for the investigation and remediation of soil, surface and groundwater contamination, including contamination caused by other parties on properties that it owns or operates, and on properties where the Corporation or its predecessors have arranged for the disposal of regulated materials. As a result, the Corporation is involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. The Corporation may become involved in additional proceedings in the future, the total amount of future costs and other environmental liabilities of which could be material.

To date, the Corporation is in compliance, in all material respects, with all applicable environmental legislation or regulations. However, we expect to incur ongoing capital and operating expenses in order to achieve and maintain compliance with applicable environmental requirements.

EMISSIONS MARKET

The Corporation is exposed to the emissions trading market and has to hold carbon credits equivalent to its emissions. Depending on circumstances, the Corporation may have to buy credits on the market or could sell some in the future. At short or medium term, these transactions would have no significant effect on the financial position of the Corporation and it is not anticipated that this will change in the future.

e) Cascades may be subject to losses that might not be covered in whole or in part by its insurance coverage.

Cascades carries comprehensive liability, fire and extended coverage insurance on most of its facilities, with policy specifications and insured limits customarily carried in its industry for similar properties. In addition, some types of losses, such as losses resulting from wars, acts of terrorism or natural disasters, are generally not insured because they are either uninsurable or not economically practical. Moreover, insurers have recently become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, Cascades could lose capital invested in that property, as well as the anticipated future revenues derived from the manufacturing activities conducted on that property, while remaining obligated for any mortgage indebtedness or other financial obligations related to the property. Any such loss could adversely affect its business, operating results or financial condition.

To mitigate the risk subject to insurance coverage, the Corporation reviews its strategy annually with the Board of Directors and is seeking different alternatives to achieve more efficient forms of insurance coverage at the lowest costs possible.

f) Labour disputes could have a material adverse effect on the Corporation’s cost structure and ability to run its mills and plants.

As at December 31, 2016, the Corporation had nearly 11,000 employees, of whom approximately 9,000 were employees of its Canadian and United States operations. Approximately 28% of the Corporation’s Canadian and United States employees are unionized under 27 separate collective bargaining agreements. In addition, in Europe, some of the Corporation’s operations are subject to national industry collective bargaining agreements that are renewed on an annual basis. The Corporation’s inability to negotiate acceptable contracts with these unions upon expiration of an existing contract could result in strikes or work stoppages by the affected workers, and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers were to engage in a strike or another form of work stoppage, Cascades could experience a significant disruption in operations or higher labour costs, which could have a material adverse effect on its business, financial condition, operating results and cash flow. Of the Corporation’s 27 collective bargaining agreements in North America, 2 are expired and are currently under negotiation, 6 will expire in 2017 and 6 more will expire in 2018.

The Corporation generally begins the negotiation process several months before agreements are due to expire and is currently in the process of negotiating with the unions where the agreements have expired or will soon expire. However, Cascades may not be successful in negotiating new agreements on satisfactory terms, if at all.

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g) Cascades may make investments in entities that it does not control and may not receive dividends or returns from those investments in a timely fashion or at all.

Cascades has established joint ventures, made investments in associates and acquired significant participation in subsidiaries in order to increase its vertical integration, enhance customer service and increase efficiency in its marketing and distribution in the United States and other markets. The Corporation’s principal joint ventures, associates and significant participations in subsidiaries are:

•	two 50%-owned joint ventures with Sonoco Products Corporation, of which one are in Canada (two plants) and one in the United States (two plants), that produce specialty paper packaging products such as headers, rolls and wrappers;

•	a 20.12% interest in Boralex Inc., a Canadian public corporation and a major electricity producer whose core business is the development and operation of power stations that generate renewable energy, with operations in Canada, the North-eastern United States and France.;

•	a 57.7%-owned subsidiary, Reno de Medici S.p.A. (RdM), a European manufacturer of recycled boxboard; and

•	a 59.7% interest in Greenpac Mill LLC, an American corporation that manufactures a light-weight linerboard made with 100% recycled fibres.

Apart from RdM, Cascades does not have effective control over these entities. The Corporation’s inability to control entities in which it invests may affect its ability to receive distributions from these entities or to fully implement its business plan. The incurrence of debt or entrance into other agreements by an entity not under the Corporation’s control may result in restrictions or prohibitions on that entity’s ability to pay distributions to the Corporation. Even where these entities are not restricted by contract or by law from paying dividends or making distributions to Cascades, the Corporation may not be able to influence the payout or timing of these dividends or distributions. In addition, if any of the other investors in a non-controlled entity fails to observe its commitments, the entity may not be able to operate according to its business plan or Cascades may be required to increase its level of commitment. If any of these events were to transpire, the Corporation’s business, operating results, financial condition and ability to make payments on the notes could be adversely affected.

In addition, the Corporation has entered into various shareholder agreements relating to its joint ventures and equity investments. Some of these agreements contain “shotgun” provisions, which provide that if one Shareholder offers to buy all the shares owned by the other parties to the agreement, the other parties must either accept the offer or purchase all the shares owned by the offering Shareholder at the same price and conditions. Some of the agreements also stipulate that, in the event that a Shareholder is subject to bankruptcy proceedings or otherwise defaults on any indebtedness, the non-defaulting parties to that agreement are entitled to invoke the ''shotgun'' provision or sell their shares to a third party. The Corporation’s ability to purchase the other Shareholders’ interests in these joint ventures if they were to exercise these ''shotgun'' provisions could be limited by the covenants in the Corporation’s credit facility and the indenture. In addition, Cascades may not have sufficient funds to accept the offer or the ability to raise adequate financing should the need arise, which could result in the Corporation having to sell its interests in these entities or otherwise alter its business plan.

h) Acquisitions have been, and are expected to continue to be, a substantial part of the Corporation’s growth strategy, which could expose the Corporation to difficulties in integrating the acquired operation, diversion of management time and resources, and unforeseen liabilities, among other business risks.

Acquisitions have been a significant part of the Corporation’s growth strategy. Cascades expects to continue to selectively seek strategic acquisitions in the future. The Corporation’s ability to consummate and to effectively integrate any future acquisitions on terms that are favourable to it may be limited by the number of attractive acquisition targets, internal demands on its resources and, to the extent necessary, its ability to obtain financing on satisfactory terms, if at all. Acquisitions may expose the Corporation to additional risks, including:

•	difficulty in integrating and managing newly acquired operations, and in improving their operating efficiency

•	difficulty in maintaining uniform standards, controls, procedures and policies across all of the Corporation’s businesses

•	entry into markets in which Cascades has little or no direct prior experience

•	the Corporation’s ability to retain key employees of the acquired corporation

•	disruptions to the Corporation’s ongoing business, and

•	diversion of management time and resources.

In addition, future acquisitions could result in Cascades' incurring additional debt to finance the acquisition or possibly assuming additional debt as part of it, as well as costs, contingent liabilities and amortization expenses. The Corporation may also incur costs and divert Management's attention for potential acquisitions that are never consummated. For acquisitions Cascades does consummate, expected synergies may not materialize. The Corporation’s failure to effectively address any of these issues could adversely affect its operating results, financial condition and ability to service debt, including its outstanding senior notes.

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Although Cascades generally performs a due diligence investigation of the businesses or assets that it acquires, and anticipates continuing to do so for future acquisitions, the acquired business or assets may have liabilities that Cascades fails or is unable to uncover during its due diligence investigation and for which the Corporation, as a successor owner, may be responsible. When feasible, the Corporation seeks to minimize the impact of these types of potential liabilities by obtaining indemnities and warranties from the seller, which may in some instances be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities because of their limited scope, amount or duration, or the financial resources of the indemnitor or warrantor, or for other reasons.

i) The Corporation undertakes impairment tests, which could result in a write-down of the value of assets and, as a result, have a material adverse effect.

IFRS requires that Cascades regularly undertake impairment tests of long-lived assets and goodwill to determine whether a write-down of such assets is required. A write-down of asset value as a result of impairment tests would result in a non-cash charge that reduces the Corporation’s reported earnings. Furthermore, a reduction in the Corporation’s asset value could have a material adverse effect on the Corporation’s compliance with total debt-to-capitalization tests under its current credit facilities and, as a result, limit its ability to access further debt capital.

j) Certain Cascades insiders collectively own a substantial percentage of the Corporation’s common shares.

Messrs. Bernard, Laurent and Alain Lemaire (“the Lemaires”) collectively own 29.8% of the common shares as at December 31, 2016, and there may be situations in which their interests and the interests of other holders of common shares do not align. Because the Corporation’s remaining common shares are widely held, the Lemaires may be effectively able to:

•	elect all of the Corporation’s directors and, as a result, control matters requiring Board approval

•	control matters submitted to a Shareholder vote, including mergers, acquisitions and consolidations with third parties, and the sale of all or substantially all of the Corporation’s assets, and

•	otherwise control or influence the Corporation’s business direction and policies.

In addition, the Lemaires may have an interest in pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance the value of their equity investment, even though the transactions might involve increased risk to the holders of the common shares.

k) If Cascades is not successful in retaining or replacing its key personnel, particularly if the Lemaires do not stay active in the Corporation’s business, its business, financial condition or operating results could be adversely affected.

Although Cascades believes that the Lemaires will remain active in the business and that Cascades will continue to be able to attract and retain other talented personnel and replace key personnel should the need arise, competition in recruiting replacement personnel could be significant. Cascades does not carry key-man insurance on the Lemaires or on any other members of its senior management.

l)	Risks relating to the Corporation’s indebtedness and liquidity.

The significant amount of the Corporation’s debt could adversely affect its financial health and prevent it from fulfilling its obligations under its outstanding indebtedness. The Corporation has a significant amount of debt. As at December 31, 2016, it had $1,532 million in outstanding total net debt on a consolidated basis, including capital-lease obligations. The Corporation also had $647 million available under its revolving credit facility. On the same basis, its consolidated ratio of net debt to total equity as of December 31, 2016 was 58.8%. The Corporation’s actual financing expense, including interest on employees' future benefits, was $93 million. Cascades also has significant obligations under operating leases, as described in its audited consolidated financial statements that are incorporated by reference herein.

On July 7, 2015, the Corporation entered into an agreement with its lenders to extend and amend its existing $750 million credit facility. The amendment provides that the term of the facility is extended to July 2019, and that the applicable pricing grid is slightly lowered to better reflect market conditions. The other existing financial conditions were essentially unchanged.

On May 19, 2015, the Corporation issued US$250 million ($305 million) in aggregate principal amount 5.75% senior notes due in 2023. The Corporation used the proceeds from this offering of notes to repurchase a total of US$250 million aggregate principal amount of 7.875% senior notes due in 2020 for a total consideration of US$250 million ($305 million). The Corporation also paid premiums of US$11 million ($13 million) to repurchase the 2020 notes as well as fees and expenses in connection with the offering and the tender offer totaling $5 million. The refinancing of these notes reduces future interest expense by approximately US$6 million annually.

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The Corporation has outstanding senior notes rated by Moody’s Investor Service (“Moody’s”) and Standard & Poor’s (“S&P”).

The following table reflects the Corporation’s secured debt rating/corporate rating/unsecured debt rating as at the date on which this MD&A was approved by the Board of Directors, and the evolution of these ratings compared to past years:

Credit rating (outlook)	MOODY'S	STANDARD & POOR'S
2004	Ba1/Ba2/Ba3 (stable)	BBB-/BB+/BB+ (negative)
2005 - 2006	Ba1/Ba2/Ba3 (stable)	BB+/BB/BB- (negative)
2007	Baa3/Ba2/Ba3 (stable)	BBB-/BB/BB- (stable)
2008	Baa3/Ba2/Ba3 (negative)	BB+/BB-/B+ (negative)
2009 - 2010	Baa3/Ba2/Ba3 (stable)	BB+/BB-/B+ (stable)
2011	Baa3/Ba2/Ba3 (stable)	BB+/BB-/B+ (positive)
2012	Baa3/Ba2/Ba3 (stable)	BB+/BB-/B+ (negative)
2013	Baa3/Ba2/Ba3 (stable)	BB/B+/B (stable)
2014	Baa3/Ba2/Ba3 (stable)	BB/B+/B+ (stable)
2015	Baa3/Ba2/Ba3 (stable)	BB/B+/B+ (stable)
2016	Baa3/Ba2/Ba3 (stable)	BB+/BB-/BB- (stable)

This facility is in place with a core group of highly rated international banks. The Corporation may decide to enter into certain derivative instruments to reduce interest rates and foreign exchange exposure.

The Corporation’s leverage could have major consequences for holders of its common shares. For example, it could:

•	make it more difficult for the Corporation to satisfy its obligations with respect to its indebtedness

•	increase the Corporation’s vulnerability to competitive pressures and to general adverse economic or market conditions, and require it to dedicate a substantial portion of its cash flow from operations to servicing debt, reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes

•	limit its flexibility in planning for, or reacting to, changes in its business and industry, and

•	limit its ability to obtain additional sources of financing.

Cascades may incur additional debt in the future, which would intensify the risks it now faces as a result of its leverage as described above. Even though we are substantially leveraged, we and our subsidiaries will be able to incur substantial additional indebtedness in the future. Although our credit facility and the indentures governing the notes restrict us and our restricted subsidiaries from incurring additional debt, these restrictions are subject to important exceptions and qualifications. If we or our subsidiaries incur additional debt, the risks that we and they now face as a result of our leverage could intensify.

The Corporation’s operations are substantially restricted by the terms of its debt, which could limit its ability to plan for or react to market conditions, or to meet its capital needs. The Corporation’s credit facilities and the indenture governing its senior notes include a number of significant restrictive covenants. These covenants restrict, among other things, the Corporation’s ability to:

•	borrow money

•	pay dividends on stock or redeem stock or subordinated debt

•	make investments

•	sell assets, including capital stock in subsidiaries

•	guarantee other indebtedness

•	enter into agreements that restrict dividends or other distributions from restricted subsidiaries

•	enter into transactions with affiliates

•	create or assume liens

•	enter into sale and leaseback transactions

•	engage in mergers or consolidations, and

•	enter into a sale of all or substantially all of our assets.

These covenants could limit the Corporation’s ability to plan for or react to market conditions, or to meet its capital needs. The Corporation’s current credit facility contains other, more restrictive covenants, including financial covenants that require it to achieve certain financial and operating results, and maintain compliance with specified financial ratios. The Corporation’s ability to comply with these covenants and requirements may be affected by events beyond its control, and it may have to curtail some of its operations and growth plans to maintain compliance.

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The restrictive covenants contained in the Corporation’s senior note indenture, along with the Corporation’s credit facility, do not apply to its subsidiaries with non-controlling interests.

The Corporation’s failure to comply with the covenants contained in its credit facility or its senior note indenture, including as a result of events beyond its control or due to other factors, could result in an event of default that could cause accelerated repayment of the debt. If Cascades is not able to comply with the covenants and other requirements contained in the indenture, its credit facility or its other debt instruments, an event of default under the relevant debt instrument could occur. If an event of default does occur, it could trigger a default under its other debt instruments, Cascades could be prohibited from accessing additional borrowings and the holders of the defaulted debt could declare amounts outstanding with respect to that debt, which would then be immediately due and payable. The Corporation’s assets and cash flow may not be sufficient to fully repay borrowings under its outstanding debt instruments. In addition, the Corporation may not be able to re-finance or re-structure the payments on the applicable debt. Even if the Corporation were able to secure additional financing, it may not be available on favourable terms. A significant or prolonged downtime in general business and difficult economic conditions may affect the Corporation’s ability to comply with its covenants, and could require it to take actions to reduce its debt or to act in a manner contrary to its current business objectives.

m) Cascades is a holding corporation and depends on its subsidiaries to generate sufficient cash flow to meet its debt service obligations.

Cascades is structured as a holding corporation, and its only significant assets are the capital stock or other equity interests in its subsidiaries, joint ventures and minority investments. As a holding corporation, Cascades conducts substantially all of its business through these entities. Consequently, the Corporation’s cash flow and ability to service its debt obligations are dependent on the earnings of its subsidiaries, joint ventures and minority investments, and the distribution of those earnings to Cascades, or on loans, advances or other payments made by these entities to Cascades. The ability of these entities to pay dividends or make other payments or advances to Cascades will depend on their operating results and will be subject to applicable laws and contractual restrictions contained in the instruments governing their debt. In the case of the Corporation’s joint ventures, associates and minority investments, Cascades may not exercise sufficient control to cause distributions to itself. Although its credit facility and the indenture, respectively, limit the ability of its restricted subsidiaries to enter into consensual restrictions on their ability to pay dividends and make other payments to the Corporation, these limitations do not apply to its joint ventures, associates or minority investments. The limitations are also subject to important exceptions and qualifications. The ability of the Corporation’s subsidiaries to generate cash flow from operations that is sufficient to allow the Corporation to make scheduled payments on its debt obligations will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of the Corporation’s control. If the Corporation’s subsidiaries do not generate sufficient cash flow from operations to satisfy the Corporation’s debt obligations, Cascades may have to undertake alternative financing plans, such as re-financing or re-structuring its debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. Re-financing may not be possible, and assets may not be able to be sold, or, if they are sold, Cascades may not realize sufficient amounts from those sales. Additional financing may not be available on acceptable terms, if at all, or the Corporation may be prohibited from incurring it, if available, under the terms of its various debt instruments in effect at the time. The Corporation’s inability to generate sufficient cash flow to satisfy its debt obligations, or to re-finance its obligations on commercially reasonable terms, would have an adverse effect on its business, financial condition and operating results. The earnings of the Corporation’s operating subsidiaries and the amount that they are able to distribute to the Corporation as dividends or otherwise may not be adequate for the Corporation to service its debt obligations.

n) Risks related to the common shares.

The market price of the common shares may fluctuate, and purchasers may not be able to re-sell the common shares at or above the purchase price. The market price of the common shares may fluctuate due to a variety of factors relative to the Corporation’s business, including announcements of new developments, fluctuations in the Corporation’s operating results, sales of the common shares in the marketplace, failure to meet analysts’ expectations, general conditions in all of our segments or the worldwide economy. In recent years, the common shares, the stock of other companies operating in the same sectors and the stock market in general have experienced significant price fluctuations, which have been unrelated to the operating performance of the affected companies. There can be no assurance that the market price of the common shares will not continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance.

o)	Cash-flow and fair-value interest rate risks.

As the Corporation has no significant interest-bearing assets, its earnings and operating cash flows are substantially independent of changes in market interest rates.

The Corporation’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Corporation to a cash-flow interest rate risk. Borrowings issued at a fixed rate expose the Corporation to a fair-value interest rate risk.

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p) Credit risk.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions. The Corporation reduces this risk by dealing with creditworthy financial institutions.

The Corporation is exposed to credit risk on accounts receivable from its customers. In order to reduce this risk, the Corporation’s credit policies include the analysis of a customer’s financial position and a regular review of its credit limits. The Corporation also believes that no particular concentration of credit risks exists due to the geographic diversity of its customers and the procedures in place for managing commercial risks. Derivative financial instruments include an element of credit risk, should the counterparty be unable to meet its obligations.

q) Cyber Security

The Corporation relies on information technology to process, transmit and store electronic data in its daily business activities. Any potential information technology security incident as a result of malicious misbehavior or involuntary in nature could have negative repercussions on business activities, intellectual property, operating results and financial position of the Corporation. Cyber security represents a Company-wide challenge and the related risks are part of the corporate risk management program that is presented to the Audit and Finance committee of the Corporation. To limit Corporation exposure to incidents that may affect confidentiality, integrity and availability of information, the Corporation has put in place control measures that are based on industry best practices.

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